6/13


05008909

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Del Monte Pacific Ltd

*CURRENT ADDRESS



PROCESSED
JUN 14 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5068 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/13/05


Del Monte
Quality

Del Monte Pacific Limited
Annual Report 2004

building


SEC MAIL
PROCESSING
RECEIVED
JUN 10 2005
WASH, D.C.
192
SECTION


Great Lakes 大湖
100%


Del Monte
Pineapple Tidbits


Del Monte
SunFresh
Tropical Mixed Fruit


Del Monte
Fiesta
FRUIT COCKTAIL

Contents

Del Monte Pacific Limited (the "Company") and its subsidiaries (the "Group") are not affiliates of the Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc and its subsidiaries, or the Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd, or Del Monte Foods International Limited and its subsidiaries.

Mission Statement

Our mission is to be a leading fully integrated Asian-based international food and beverage company that develops and markets quality branded products to customers all over the world.

Corporate Profile

Del Monte Pacific Limited is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products. We own the Del Monte brand in the Philippines, where we enjoy leading market shares across all major categories, and operate one of the world's largest integrated pineapple production facilities. We also possess the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian Sub-continent. We have long-term supply agreements with Del Monte trademark owners and licensees in North America, Europe and Asia. We have a subsidiary in China, Great Lakes (Tianjin) Fresh Foods and Juice Company Ltd, which sells juices under the Great Lakes, Ming Lang and Rougemont brands.

Performance Highlights

1. Turnover was flat at US$199.6 million, with core product sales up 2%
2. Profit before interest and tax rose 5% to US$34.8 million due to lower inventory provision and marketing expenses
3. Net profit declined by 7% to US$28.1 million as higher taxes offset higher PBIT
4. Operating cash flow grew by 8% to US$40 million due to tighter working capital management
5. Net cash improved by 44% to US$27.7 million, resulting in a very strong balance sheet at year-end
6. Dividends totaling 2.35 US cents (US$0.0235) per share were declared for 2004, representing a 90% payout of net income, and a yield of 6%

FINANCIAL HIGHLIGHTS

Turnover



(US$ million)
240
200
160
120
80
40
199.6
199.2
04
03

EBITDA



(US$ million)
60
50
40
30
20
10
40.9
39.2
04
03

Net Profit



(US$ million)
60
50
40
30
20
10
28.1
30.2
04
03

Basic Earnings per Share



(US cents)
6
5
4
3
2
1
2.62
2.82
04
03

Return on Equity



(%)
30
25
20
15
10
5
17.8
20.2
04
03

Net Tangible Asset per Share



(US cents)
18
15
12
9
6
3
13.26
13.06
04
03

FIVE-YEAR SUMMARY

Financial Year ended 31 December (Amounts in US$ million unless otherwise stated)	2004	2003[1]	2002	2001	2000
Profitability					
Turnover	199.6	199.2	196.4	182.3	200.4
EBITDA	40.9	39.2	43.9	37.1	42.3
Margin (%)	20.5	19.7	22.3	20.4	21.1
Profit from Operations	35.0	33.7	39.1	33.1	38.6
Net Profit	28.1	30.2	35.2	29.5	34.8
Margin (%)	14.1	15.2	17.9	16.2	17.4
Return on Equity (%)	17.8	20.2	24.5	22.8	25.9
Balance Sheet					
Net Cash	27.7	19.2	12.6	17.1	39.8
Fixed Assets	48.8	48.7	48.4	43.8	33.8
Total Assets	232.3	221.6	200.3	185.0	196.0
Shareholders' Equity	157.6	149.3	143.4	129.2	134.3
Cash Flow					
Cash Flow from Operations	40.0	36.9	26.5	26.1	36.0
Capital Expenditure	4.9	7.6	10.3	14.9	11.1
Share Statistics[2]					
Number of Shares (million)	1,074	1,072	1,072	1,072	1,138
Share Price (Singapore cents)	68.5	58.5	43.0	38.0	46.0
Share Price (US cents equivalent)[3]	40.5	33.6	23.9	21.2	26.7
Market Capitalisation (S$ million)	736.0	627.2	461.0	407.4	523.5
Market Capitalisation (US$ million)	435.5	360.4	256.1	227.6	304.3
Basic Earnings Per Share (US cents)	2.62	2.82	3.28	2.73	3.04
Price Earnings Multiple (x)	15.5	11.9	7.3	7.8	8.8
Dividend Per Share (US cents)	2.35	1.69	1.97	1.38	1.25
Dividend Per Share (Singapore cents)[4]	3.89	2.87	3.47	2.53	2.21
Dividend Yield (%)	5.7	4.9	8.1	6.6	4.8
Dividend Payout (%)	90.0	60.0	60.0	50.0	40.0
Net Tangible Asset Per Share (US cents)	13.26	13.06	12.49	11.13	10.90
P&L rate: US$1 : S$	1.69	1.74	1.80	1.79	1.72

(1) 2003 turnover was restated due to a change in definition of mass displays to conform to current reporting standards. Mass displays were previously treated as indirect promotions and classified under advertising and promotions. These are currently treated as direct promotions and netted out of turnover.

(2) The Company was listed on 2 August 1999 on the Singapore Exchange (SGX). On 20 December 1999, the SGX approved the conversion of the Company's quotation of shares to Singapore dollars from US dollars.

(3) The Company's reporting currency is US dollars. Singapore cent share prices are converted to US cents for the purpose of computing financial ratios.

(4) Dividend per share (Singapore cents) is based on the actual exchange rate at the respective time of dividend payment. 2004 is an estimate based on indicative exchange rate.

SHARE PERFORMANCE

Del Monte Pacific Relative Share Price Performance


115
110
105
100
95
90
85
Base = 100
DMPL Share Price Index
Straits Times Index
Del Monte Pacific outperformed the
Straits Times Index for most of 2004
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb
2004
2005

Del Monte Pacific Share Price and Volume


0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Share Price (S$)
Volume (in million shares)
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb
2004
2005

	2004	2003	2002	2001	2000
Share Price (S$)					
High	**0.710**	0.605	0.490	0.540	0.855
Low	**0.575**	0.415	0.370	0.300	0.355
End of year	**0.685**	0.585	0.430	0.380	0.460
Average	**0.635**	0.519	0.430	0.410	0.509
Average Turnover					
Value (S$)	**129,724**	374,984	181,483	273,136	564,422
Volume (Shares)	**203,304**	700,635	424,665	602,429	1,004,462

LETTER TO SHAREHOLDERS

Dear Valued Shareholders,

On behalf of the Board of Directors, we are pleased to present Del Monte Pacific Limited's Annual Report for the financial year ended 31 December 2004.

2004 was a challenging year for the Company. While your Company enjoyed strong performance in Europe and the Philippines, sales volume and pricing fell in North America. Sales of non-processed products, which comprised of fresh fruits and cattle, remained weak and costs, notably tinplate and energy, rose substantially.

Despite these factors, we still grew profit before interest and tax (PBIT) by 5% on sales of US$199.6 million, comparable with the prior year. However, net profit declined by 7% to US$28.1 million due to higher taxes.

Your management team responded resolutely in addressing weak sales in certain markets and product categories as well as rising costs. As a result, despite higher costs and lower pricing in North America, the Company's gross profit margin only declined marginally to 28.2% from 28.9% in the prior year.

In the Philippines, effective marketing spending combined with strict cost management led to increased market shares in several product categories and improved profit performance.

A key milestone for the year was the start of sales of fruit in plastic cups to the US market in the fourth quarter, consistent with our strategy to shift our volume mix to higher-value products.

Other key milestones were two small acquisitions aimed at broadening our operating base and expanding our global product portfolio. In July 2004, we acquired Great Lakes (Tianjin) Fresh Foods and Juice Company Ltd, a Chinese premium fruit juice producer with strong presence in the key cities of Tianjin, Beijing and Shanghai. Importantly, Great Lakes represents a platform for us to export apple-based products to the international market, capitalising on China's position as the global low-cost producer of apples.

We also acquired a processing plant near Bangalore in India. This plant represents a base for developing our Del Monte brand ownership in the Indian Sub-continent while exporting mango-based products to the global market, building on India's position as the world's leading producer of mangoes.

While these acquisitions will not contribute to the Company's near-term profits, they enhance the future growth prospects of the Company.

While earnings in 2004 were lower than those of the prior year, we achieved solid financial results and ended the year in a strong financial position, allowing us to pay higher dividends.



Performance Scorecard

In the year under review, we recorded the following key financial results:

- Turnover was flat at US$199.6 million, with core product sales up 2%
- Profit before interest and tax increased by 5% to US$34.8 million due to lower inventory provision and marketing expenses
- Net profit of US$28.1 million was down 7% as higher PBIT was offset by higher taxes
- Operating cash flow grew by 8% to US$40 million, despite lower earnings, as a result of tighter working capital management
- Net cash improved by 44% to US$27.7 million, resulting in a very strong balance sheet at year-end

Underlying this financial performance were a number of important operational accomplishments:

- We increased beverage turnover by US$7.2 million or 15%, mainly due to the contribution of Great Lakes of US$3.4 million and higher sales of pineapple juice concentrate
- In our primary Asian market, the Philippines, we grew sales and market share in the following categories: pineapple juice, tomato sauce, spaghetti sauce, tomato catsup and premium pasta
- Del Monte Philippines Inc received a number of awards from major trade partners recognising exemplary performance in supply chain and account management
- Great Lakes started exporting apple sauce and apple specialty juices in the fourth quarter

Dividends

In view of the Company's strong cash flow and year-end net cash position, after fully funding capital expenditures and acquisitions, your Board of Directors has declared a final dividend per share of 1.81 US cents (about 2.97 Singapore cents). This represents a payout of 118% of second-half 2004 net profit, payable on 6 April 2005.

Combined with the interim dividend per share of 0.54 US cents (0.92 Singapore cents), payout for the full year totaled 90% of net profit. This is the highest payout in the Company's history and well above our minimum payout policy of 33%.

The total dividend payment for the year of 2.35 US cents (about 3.89 Singapore cents) per share represents a dividend yield of 6% based on the year-end share price of 68.5 Singapore cents.

Growth Strategy

As we have shared with you before, our growth strategy is to build existing markets by growing sales of higher value-added products while expanding into new markets by pursuing acquisitions, joint ventures or strategic alliances that make sound business and financial sense.

Our acquisitions in China and India, combined with our stronghold in the Philippines, form the basis of our three-pronged platform for growth. We identified these emerging markets not only for their domestic market growth potential, but also as a source of low-cost fruit.

From these bases, we will process three of the world's most important fruits – pineapples, apples and mangoes – and offer them to global markets.

In addition, these investments offer us entry into the potentially enormous China and India markets for fruit-based consumer products, adding new legs to our existing branded business in the Philippines.

We will continue to add value by introducing higher-margin, value-added products, line extensions and innovative packaging that cater to our customers' needs. Our goal over time is to migrate our product mix from traditional, canned products to premium products that have higher margins and greater growth potential.

In line with the theme of this year's Annual Report, Building, we believe that we have laid down the foundation for future growth. Our goal is to continuously seek ways to strengthen our long-term growth platform and enhance shareholder value.

2005 Outlook

Looking ahead, the Company expects challenging operating conditions to persist, with continued pressure on key costs, including tinplate, energy and freight. Accordingly, management is actively working on programs to control costs and to generate new areas of growth and profit in existing markets while commencing to build on the Company's new growth platforms in China and India.

Barring any unforeseen circumstances, net profit in 2005 should be comparable to that of 2004.

Corporate Governance

The Company's directors recognise the need to observe high ethical standards, ensuring that business practices are conducted in a manner which, in all reasonable circumstances, is above reproach. We also recognise the importance of communicating this policy to employees of the Group at all levels. To this end, the Board of Directors published a Code of Ethics which sets out the Group's responsibilities to shareholders, customers, suppliers, employees and the wider communities in which the Group operates.

The Group performance is monitored and reviewed on a periodic basis. In line with this, the Board of Directors also adopted a Whistleblower Protection Policy in 2004 to promote the highest standards of business and personal ethics in the conduct of the business and affairs of the Group.

A Risk Management policy was developed by the Group's Corporate Auditing department. This policy provides guidelines on how to utilise business opportunities and manage risks that could threaten finances, assets, staff and business partners. The team conducted one-day workshops on Risk Management and Internal Control for more than 400 supervisors of the Company.

We are committed to constantly reviewing and elevating our standards of corporate governance in line with the best practices recommended by the Singapore Exchange and other consultative bodies.

New Director

We welcome to the Board Mr Paolo Fanizza. We would like to thank Mr Stephen Thorpe who resigned as director for his contributions to the Group.

Conclusion

With a great brand, operating bases in China, India and the Philippines, a strong global network, and a seasoned management team, the Company stands on a solid foundation. We look forward to building on this foundation and to generating value for shareholders.

In closing, we want to take this opportunity to express our gratitude and appreciation to our shareholders, business partners, customers, employees, management, and the Board of Directors, for their confidence and belief in Del Monte Pacific's future. We look forward to your continued support.



Tony Chew Leong-Chee
Chairman



Mr Martin P Lorenzo
Joint Managing Director



Mr Thomas F Warner
Joint Managing Director

4 April 2005

BOARD OF DIRECTORS

① Mr Tony Chew Leong-Chee

Chairman & Independent Director
Appointed on 9 July 1999 & re-elected on 14 May 2003

Mr Tony Chew is Executive Chairman of Asia Resource Corporation which has diversified business interests in the Asian region. He is also chairman of KFC Vietnam, and serves on the boards of Keppel Corporation, IES Holdings, Macondray Corporation, and RHB Cathay Securities, amongst others. He is Council Member of the Singapore Business Federation and the ASEAN Business Advisory Council, Chairman of Network Indonesia, adviser to Singapore Institute of International Affairs, and is recipient of Public Service Award.

② Mr Mario Resca

Vice-Chairman
Appointed on 6 February 2004

Mr Mario Resca holds a Masters in Economics from the Bocconi University of Milan. He has over 30 years experience in banking, business administration and international management. He is Chairman of McDonald's Italia, President of the American Chamber of Commerce in Italy and Italia Zuccheri SpA, Director of ENI SpA and Mondadori SpA and Extraordinary Commissioner of the Cirio Del Monte Group. He is also President of the Ronald McDonald's Charity House. In 2002, he was awarded by the President of Italy with "Cavaliere del Lavoro".

③ Mr Martin P Lorenzo

Joint Managing Director
Appointed on 9 July 1999

Mr Martin P Lorenzo holds an MBA from the Wharton School, University of Pennsylvania, major in Finance and Corporate Strategy. He is Chairman of the Board of two Philippine-listed companies, Macondray Plastics, Inc and Pancake House, Inc. He is Acting Chairman of Del Monte Philippines, Inc and holds many other directorships. He is President of Macondray & Co, Inc, a Philippine-based investment holding company. Mr Lorenzo brings a wealth of experience in M&A, agribusiness and food retailing to the Company.



①
②
③
④
⑤

④ Mr Thomas F Warner

Joint Managing Director
Appointed on 1 June 2001

Mr Thomas F Warner earned his Bachelor's degree in Business Administration from the University of Notre Dame in 1968, majoring in Management. Mr. Warner has worked for Del Monte companies worldwide for over 31 years in operations and general management, including significant experience in the production of pineapple and tropical fruit in Del Monte operations in the Philippines, Thailand and Kenya.

⑤ Mr Richard W Blossom

Director
Appointed on 9 July 1999 & re-elected on 14 May 2003

Mr Richard W Blossom is the Managing Director of the Company's Singapore-based subsidiary, DMPL Management Services Pte Ltd. He obtained his MBA in Marketing from New York University's Stern School of Business. He has over 25 years experience in general management, marketing, sales, distribution and logistics of fast moving consumer goods, having served as President of Pepsi-Cola Asia Pacific, PepsiCo Foods Asia Pacific, Revlon Asia Pacific, and CEO of Dohler Asia and EAC Consumer Products.



⑥
⑦
⑧
⑨
⑩
⑪

⑥ Mr Michael Hwang

Independent Director
Appointed on 9 July 1999 & re-elected on 14 May 2003

Mr Michael Hwang earned his law degree at Oxford University. He is a Senior Counsel and former Judicial Commissioner of the Supreme Court of Singapore. He is a leading litigation lawyer and international arbitrator, with accreditation in 11 countries. He has served on international bodies such as the International Chamber of Commerce in Paris and the UN Compensation Commission in Geneva. He was a Partner of Allen & Gledhill, Singapore's largest law firm, for over 30 years and is Singapore's Non-Resident Ambassador to Switzerland.

⑦ Mr Godfrey E Scotchbrook

Independent Director
Appointed on 28 December 2000 &
re-elected on 28 April 2004

Mr Godfrey E Scotchbrook is a specialist in corporate communications and crisis management for over 30 years. He founded Scotchbrook Communications, a firm focused on investor relations, and was Regional Director for Asia of Burson-Marsteller, one of the world's leading public relations companies. A proponent of good corporate governance, he is an Independent Director of Hong Kong GEM-listed Convenience Retail Asia and a non-executive Director of Boustead Singapore Ltd. He is a Fellow of the Hong Kong Management Association and also of the British Institute of Public Relations.

⑧ Mr Patrick L Go

Director
Appointed on 19 April 2001 &
re-elected on 28 April 2004

Mr Patrick L Go holds a Bachelor's degree in Economics from the Wharton School, University of Pennsylvania, and an MBA from the Darden School, University of Virginia. He is CEO of Paramount Life & General Insurance Corporation, and a senior consultant to the Soros-affiliated Philippine Discovery Investment Company Ltd. Mr Go has over 20 years experience in corporate finance and venture capital having worked for Credit Suisse First Boston, Bank of America Asia Ltd and Bankers Trust Company.

⑨ Mr Tomas P Lorenzo

Director
Appointed on 17 January 2003 &
re-elected on 14 May 2003

Mr Tomas P Lorenzo holds an MBA in Finance from the Wharton School, University of Pennsylvania. He is Chairman and President of Lapanday Holdings Corp and Chairman of Lapanday Foods Corp, one of the largest exporters of bananas in the Philippines. He is also a director of Del Monte Philippines, Inc, Philippine-listed Macondray Plastics, Inc, Macondray & Co, Inc, Amalgamated Investment Bancorporation, Surfield Development Corp (also Chairman and President) and other subsidiaries of the Macondray and Lapanday Group. He brings considerable experience in finance and agribusiness to the Company.

⑩ Ms Stefanie Yuen Thio

Director
Appointed on 11 February 2004

Ms Stefanie Yuen Thio, an Advocate and Solicitor of the Supreme Court of Singapore, is the Joint Managing Director of TSMP Law Corporation, and the Head of its Corporate Department. The Law Corporation is a medium-sized boutique corporate and commercial practice. Ms Yuen Thio has more than a decade of professional practice experience, and specialises in the areas of initial public offerings, corporate finance, mergers & acquisitions and takeovers.

⑪ Mr Paolo Fanizza

Director
Appointed on 24 February 2005

Mr Paolo Fanizza holds a BA degree in Economics and Commerce. He has over 20 years experience in audit, finance and accounting functions. In the last 10 years, Mr Fanizza has been the Executive Finance Director for McDonald's based in Hong Kong. He is currently responsible for South East Asia, India and Korea. He previously managed China, Hong Kong and Taiwan. Prior to joining McDonald's, Mr Fanizza worked for United Technologies Corporation in Belgium, Ernst & Young and Deloitte Haskins and Sells in Italy.

SENIOR MANAGEMENT



Mr Martin P Lorenzo
Joint Managing Director,
Del Monte Pacific Limited

Mr Martin P Lorenzo holds an MBA from the Wharton School, University of Pennsylvania, major in Finance and Corporate Strategy. He is Chairman of the Board of two Philippine-listed companies, Macondray Plastics, Inc and Pancake House, Inc. He is Acting Chairman of Del Monte Philippines, Inc and holds many other directorships. He is President of Macondray & Co, Inc, a Philippine-based investment holding company. Mr Lorenzo brings a wealth of experience in M&A, agribusiness and food retailing to the Company.

Mr Alejandro T Castillo
President,
Del Monte Philippines, Inc

Mr Alejandro T Castillo graduated with honors with an AB Economics degree from the Ateneo de Manila University and completed the Senior Executive Programme at Stanford University's Graduate School of Business. He has served the Company in various key capacities since 1982 including Senior Vice-President and Managing Director for the Philippine Market, and Regional Director for the Far East Markets. Previously, he worked for Procter & Gamble, Pepsi-Cola and Warner-Lambert in the Philippines, where he held executive positions in market development, brand management, and sales and division management.





Mr Kenneth C Worsdale
CFO, Del Monte Pacific Limited and
SVP – CFO, Del Monte Philippines, Inc

Mr Kenneth Worsdale is a US Certified Public Accountant and a South African Chartered Accountant. He has over 20 years experience in finance working in various multinational firms. His career began with KPMG and he has worked in various executive capacities in food and beverage distribution, and the toy and gift industries, with work experience throughout Asia, the USA, Mexico, South Africa, France and England. He has served as CFO for United Agri Products, Dole Foods' Asian operations, and the Camus International Group.

Mr Thomas F Warner

Joint Managing Director,
Del Monte Pacific Limited

Mr Thomas F Warner earned his Bachelor's degree in Business Administration from the University of Notre Dame in 1968, majoring in Management. Mr. Warner has worked for Del Monte companies worldwide for over 31 years in operations and general management, including significant experience in the production of pineapple and tropical fruit in Del Monte operations in the Philippines, Thailand and Kenya.





Mr Richard W Blossom

Managing Director,
DMPL Management Services Pte Ltd

Mr Richard W Blossom is the Managing Director of the Company's Singapore-based subsidiary, DMPL Management Services Pte Ltd. He obtained his MBA in Marketing from New York University's Stern School of Business. He has over 25 years experience in general management, marketing, sales, distribution and logistics of fast moving consumer goods, having served as President of Pepsi-Cola Asia Pacific, PepsiCo Foods Asia Pacific, Revlon Asia Pacific, and CEO of Dohler Asia and EAC Consumer Products.

Mr Marco P Lorenzo

SVP – Plantation and Cannery Operations,
Del Monte Philippines, Inc

Mr Marco P Lorenzo holds university degrees in Inter Disciplinary Studies from the Ateneo de Manila University, and Agricultural Science and Management from the University of California Davis. He is Senior Vice-President of Del Monte Philippines, Inc and manages the entire agricultural and cannery operations. Mr Lorenzo brings more than 20 years of experience in agro-industrial production having occupied key positions in Del Monte Philippines, Inc and Lapanday Foods Corporation, and trained at Del Monte Kenya and Del Monte USA.



FINANCIAL REVIEW


Turnover
240
(US$ million)
199.6
199.2
200
160
120
80
40
04
03


Gross Profit Margin
36
(%)
28.2
28.9
30
24
18
12
6
04
03

Turnover

In the year in review, turnover was flat at US$199.6 million but core product sales increased by 2%. Philippines and Europe posted strong growth, but this was slightly offset by weak turnover in North America. Great Lakes, whose results were consolidated starting July 2004, contributed US$3.4 million or 2% to total turnover.

In Asia, turnover grew by 3% to US$131.4 million. However, sales in Europe/North America fell 5% due to lower volume and pricing in North America.

By product category, beverages continued to deliver solid growth with turnover growing by 15% to US$54.6 million due to higher volume. Processed product turnover declined marginally by 2% to US$134.5 million primarily due to lower pricing in North America. Non-processed product fell 28% to US$10.5 million on lower sales of cattle and fresh pineapple.

Profitability

Amidst a difficult year in 2004 with lower prices and rising costs, the Group generated an EBITDA of US$40.9 million, up 4%, and a PBIT of US$34.8 million, up 5%, due to lower inventory provision and marketing expenses.

Net profit, however, fell 7% to US$28.1 million from US$30.2 million as a result of higher taxes.

Return on Equity was 18%, lower than the previous year's 20%.

Basic Earnings Per Share

Basic earnings per share (EPS) decreased by 7% to 2.62 US cents from 2.82 US cents as a result of lower net profit.

Margins

Gross profit margin declined marginally to 28.2% from 28.9%, primarily due to higher product costs and lower pricing. However, PBIT margin improved to 17.4%, up from previous year's 16.7%, largely due to lower inventory provision and marketing expense in the Philippine market.

Dividends

The Board declared a final dividend per share of 1.81 US cents (about 2.97 Singapore cents). Coupled with the interim dividend per share of 0.54 US cents (0.92 Singapore cents), this translates to a total dividend for the year of 2.35 US cents (about 3.89 Singapore cents) per share compared to 1.69 US cents (2.87 Singapore cents) in the prior year. This dividend represents a 90% payout of full year 2004 net profit, higher than the Group's minimum payout policy of 33%. The total dividend in 2004 will generate a yield of 6% based on the year-end share price of 68.5 Singapore cents.

Balance Sheet

In the year in review, Del Monte Pacific maintained a healthy balance sheet, with net cash position of US$27.7 million, up from US$19.2 million at the end of 2003, on the back of tighter working capital management. We reduced the number of days in inventory by 20 days.

Capital investments in 2004 decreased to US$4.9 million from US$7.6 million as major capital projects had already been completed in earlier years. For 2004, the capital expenditures were mainly for reconditioning and replacement of various plantation and cannery equipment, as well as the capital investments associated with the acquisitions, namely, the factory building and land in India, and the purchase of new equipment in China to process export market products.

As at 31 December 2004, shareholders' equity increased to US$157.6 million compared to prior year's US$149.3 million and net tangible asset (NTA) per share improved to 13.26 US cents from 13.06 US cents.

Currency Translation

Year-on-year, the Philippine peso depreciated by about 4% against the US dollar. Although the weak peso had a negative impact on the translation of accounts of the Group's Philippine business into US dollars, the currency depreciation had a net positive impact on the financial results of the Group as a whole, given its natural hedge from the higher proportion of US-dollar denominated revenues versus costs.

Dividend per Share


3.0
(US cents)
2.5
2.35
2.0
1.69
1.5
1.0
0.5
04
03

Net Tangible Asset per Share


18
(US cents)
15
13.26
13.06
12
9
6
3
04
03

Building Markets

To our strong operating base in the Philippines, we have added new growth platforms in China and India – two of the world's most important agro and consumer economies.



Expanding
Global Reach
North
America
Western Europe

Develop strong bases for
global exports and local brand dev't:

- Philippines: Del Monte
  pineapple-based produ
- China: Great Lakes
  apple-based products
- India: Del Monte brand;
  mango-based products



sia &
rn Europe
China
Philippines
India
Synergies
Australia

OPERATIONS REVIEW - EXISTING MARKETS

Turnover by Market



Asia
66%
Europe / North America
34%

PBIT by Market



Asia
65%
Europe / North America
35%

Asia

Turnover in Asia, accounting for 66% of total turnover, includes the following: direct sales in the Philippines, where Del Monte Pacific owns the Del Monte trademark; sales in the rest of Asia, where the Group sells Del Monte-branded processed food products and fresh pineapples through its business partners; sales of Great Lakes, the premium fruit juice producer in China which we acquired in July 2004.

Turnover in Asia improved by 3% to US$131.4 million from US$127.2 million, on account of a 7% increase in core product turnover. The Philippine market grew sales by 4% while Great Lakes contributed US$3.4 million in turnover.

PBIT in Asia rose 21% to US$22.6 million from US$18.6 million, due to higher turnover and lower distribution and selling expenses resulting from lower marketing spending.


Del Monte
FIBER-ENRICHED
PINEAPPLE
JUICE
FRUIT
Express

In the Philippine market, we introduced new fiber-enriched pineapple juice and started to advertise single-serve canned Fruit Express positioned as a healthy alternative to junk food and as a guilt-free snack. Both were received very well by health conscious consumers.

Sales of tomato-based products were up 4% despite a shortage of tomato paste during the last quarter of the year. Market shares of tomato sauce and spaghetti sauce were up significantly for the whole year. The Group also increased its market share in pineapple juice, tomato catsup and premium pasta.

The Del Monte Christmas Basket programme was a major success with 62,000 cases sold in 2004, significantly up from 20,000 cases in its launch in 2002. In addition to the corporate accounts, we also saw increased sales in the retail trade, as major supermarket chains did away with their in-house Christmas baskets and chose to sell our baskets instead.

We became a major player in the pizza segment of the fast food industry supplying pineapple tidbits, pizza sauce and hot sauce to several pizza players including Pizza Hut. Moreover, our Food Service team pioneered the introduction of a unique line of Del Monte products catering to the bakery industry. We launched Pineapple Filling and Banana Puree which were firsts in the industry.

We are proud to announce that we received a number of awards in recognition of exemplary performance in supply chain and account management, as well as nominations for Best in Service Level, Best in Delivery Service and Most Outstanding Trade Partner. We were recognised by the leading supermarket chain in the Philippines, SM Supermarkets, the leading convenience store operator, 7-11, and two strong regional supermarket operators.

Europe/North America

Turnover in this region comprises sales of processed fruit products and beverages through our business partners.

In 2004, turnover in Europe/North America, which contributed 34% of the Group's turnover, declined by 5% to US$68.2 million from US$72 million. The strong sales in Europe were more than offset by lower turnover in North America.


Del Monte
Pineapple Tidbits
Fruit Naturals
PINEAPPLE CHUNKS

PBIT fell 17% to US$12.2 million from US$14.6 million primarily due to lower pricing and volume in North America.

However, we are pleased to report an important development for this market. We started sales of fruit in plastic cups to the US market in the fourth quarter, in line with our strategy to shift our volume mix to higher-value products.



China

We gained entry into the enormous Chinese market with our acquisition of Great Lakes, adding another leg to our existing branded business.

OPERATIONS REVIEW – NEW MARKETS

The Company expanded its geographical reach and product portfolio with its acquisition of Great Lakes, the premium juice producer based in Tianjin, China.

We purchased 89% of Abpak Company Limited, a Hong Kong-based holding company, which owns 100% of Great Lakes for US$6.3 million. Great Lakes enjoys strong presence in the premium juice category in the key cities of Tianjin, Beijing and Shanghai through its flagship Great Lakes brand. It also produces and distributes the Company-owned Ming Lang brand for the juice drink segment and the licensed Rougemont brand for the food service market.

American entrepreneur Paul Rasch, whose family has been major apple growers and processors for more than 75 years in Michigan, USA, founded Great Lakes in 1994. Since then, Paul Rasch has developed a talented and experienced local management team, who has remained after the acquisition.

The acquisition of Great Lakes is a significant step in expanding our growth platform. China is the world's largest producer of apples and apple-based products, accounting for almost half of global output, and this export potential has not been fully realised. Also, China is well-positioned to become a major force in the world market for deciduous fruits other than apples.

After the purchase, we immediately began executing against our strategy of developing an apple-based export business, capitalising on Paul Rasch's expertise in apple processing and China's position as the global low-cost producer of apples. We are pleased to announce that export shipments of apple sauce and specialty apple juice began in the fourth quarter. We are now able to offer apple-based products to the international market, augmenting our pineapple and tropical fruit portfolio.

In addition, the Great Lakes acquisition gives us an important foothold in the China market for fruit-based consumer products. The juice and processed fruit market in China stands to grow significantly in line with rising consumer purchasing power. Great Lakes gives us the brands, operating base, and selling and distribution system to capitalise on this opportunity.



Little Lakes
100%葡萄汁

Great Lakes recently launched a new range of 100% juices in the domestic market, targeted at children. This new product, called Little Lakes, comes in a new flexible package. Initial consumer response has been positive.

Great Lakes generated sales of US$1.2 million in the fourth quarter and US$3.4 million in the six-month period, accounting for 2% of Group turnover for the year. However, it did not contribute to the Group's bottom line.

As new initiatives will take time to grow, we do not expect Great Lakes to have a material impact on profits in the near term, but we believe it will contribute meaningfully in the longer term.



India

With our Del Monte brand rights for the Indian Sub-continent and our recently acquired food processing unit, India is another exciting area for development.

OPERATIONS REVIEW – NEW MARKETS

Another exciting market for us is India. Unlike China where we do not own the Del Monte trademark, we own the brand in the Indian Sub-continent.

When we looked at India five years ago, we felt that it was too early for us to enter. At that time, the categories of most relevance to us - processed fruit, juice and sauce - were underdeveloped.

However, since then, the Indian economy has grown fast, first on the strength of its IT industry, and now on a broad base of growth. With this expansion came a rapidly developing middle class and emerging development of convenience food and beverage categories. The improving consumer dynamics led us to re-examine this market.

We acquired an integrated mango and food processing factory located near Bangalore in India for US$1.1 million. The three-year old facility was developed to international standards and is capable of producing mango and other fruit purees for export plus a wide range of products including juices, sauces, ketchups, jams, chutneys and pickles.

Our initial focus in India is to build a mango-based export business, similar to our plans in China of developing an apple-based export business, harnessing the potential of the two largest agro economies in the world. Together with our base in the Philippines, which is the world's second largest producer of processed pineapples, India and China form the basis of our three-pronged growth strategy.

We have begun preparations to commence production in April, the start of the mango season in India, and have been actively pre-marketing the mango puree we will be producing.

Our next step is to begin marketing Del Monte products in the Indian market, starting second half of 2005. Our initial geographical focus will be the south, near our production facility.

As this is a start up, we do not expect this market to contribute to the Group's profits in the near term, but we are excited about its long term prospects.

Building Brands

With our acquisition of Great Lakes in China, we have added new brands to our portfolio – Great Lakes and Ming Lang. Now that we have [illegible] operating base in India, we [illegible] to develop the Del Monte [illegible]




File Edit Image Layer Select Filter View Window Help
Mon 12:47 STAN
Del Monte
Quality
Pineapple Tidbits


20%
Del Monte
Quality
FIBER-ENRICHED
PINEAPPLE
JUICE
100% PURE
PINEAPPLE
JUICE
Fiesta
FRUIT COCKTAIL
Pineapple Tidbits

OPERATIONS REVIEW – PRODUCTS

Turnover by Product



Processed Products
67%

Beverages
28%

Non-processed Products
5%

PBIT by Product



Processed Products
65%

Beverages
34%

Non-processed Products
1%

Processed Products

Processed products are our largest product category, accounting for 67% of total turnover in 2004. Processed products include pineapple solids in slices, chunks, tidbits, and crush varieties, tropical mixed fruits, tomato-based and other processed products such as tomato, spaghetti, recipe and pizza sauces, catsups, pasta and condiments.

Turnover of processed products declined marginally by 2% to US$134.5 million from US$137.2 million, primarily due to lower volume and pricing in North America. But turnover of processed products in Asia increased by 1% led by tomato-based and other products. PBIT of processed products decreased by 3% to US$22.5 million from US$23.2 million, largely due to lower pricing in North America.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate. Turnover of beverages, which accounted for 28% of the Group's total turnover in 2004, grew by 15% to US$54.6 million compared to US$47.4 million in the prior year. The increase was primarily driven by strong sales of juice and pineapple juice concentrate.

Beverage sales in Asia, which accounted for 59% of total beverage turnover, were strong growing by 28%. This was led by higher juice sales mainly due to Great Lakes' inclusion in this year's results, and higher pineapple juice concentrate sales in the Far East. Beverage sales in Europe were also strong, but North America was weak. PBIT for beverages increased by 32% to US$12.1 million from US$9.2 million, mainly driven by strong pineapple juice concentrate sales.

Non-Processed Products

Non-processed products comprise of fresh pineapples and the non-core cattle business – both sold only in Asia. The cattle operation is used for the disposal of pineapple pulp. Turnover of non-processed products, accounting for 5% of the Group's turnover in 2004, declined by 28% to US$10.5 million from US$14.6 million as a result of lower cattle volume and soft fresh pineapple prices. PBIT for non-processed products decreased by 78% to US$0.2 million from US$0.8 million.

KITCHENOMICS PROGRAMME

Kitchenomics, the successful 20-year old consumer loyalty programme of Del Monte Pacific's subsidiary, Del Monte Philippines, Inc, continues to expand. Introduced in 1984, Kitchenomics was designed to generate loyal consumption of Del Monte products by providing cooking enthusiasts with cooking and meal planning tips using budget-saving, nutritious and easy-to-prepare recipes.

Over the years, Kitchenomics expanded to include a weekly TV cooking segment, a recipe e-mail club, a consumer website www.kitchenomics.com and regular mailings of mini-magazines and personalised greeting cards. In 2004, Kitchenomics' membership grew to 670,000 members, 8% higher than the previous year. Of these, 561,000 receive recipes through the mail five times a year while the remaining 109,000 get their recipes through weekly e-mails. The e-mail club has a huge potential for expanding our base of loyal consumers, with annual membership growing by 36% in the year in review.


Del Monte
KITCHENOMICS
Cookbook
Volume III

Furthermore, the Kitchenomics website was chosen as the Best Website in the Home and Living category at the Philippine Web Awards, held on 23 November 2004. The Philippine Web Awards is an award-giving body that annually honours the best Filipino-created websites and the individuals and teams behind them. Now on its seventh year, it is one of the most highly anticipated events in the Internet community.

The Kitchenomics Cookbook Volume III 20th Anniversary Edition is scheduled to be launched in April 2005. It is expected to be another bestseller, just like the Kitchenomics Cookbook Volume II, which remains in demand in the country's leading bookstores today.

OPERATIONS REVIEW – PRODUCTION

Del Monte Pacific operates one of the world's largest pineapple plantations of 18,700 hectares located in the southern Philippines. Our fully integrated operations, which include an on-site can-making facility and a seaport, ensure the delivery of premium quality products and an efficient supply chain from production to market.

In 2004, we produced 617,000 metric tonnes of pineapples, 1.6% lower than the previous year. However, productivity remained high as measured in tonnes per hectare and man-hours of farming. We also succeeded in meeting an important customer requirement of producing golden yellow pineapple and deep red papaya.

Cannery recovery was the highest achieved ever, posting a 5.9% increase over 2003 which was the previous record in history. This was largely driven by our effort to meet increasing market requirement for pineapple concentrate. Production of fancy grade pineapple slices was also a record high as a result of a more effective fruit ripeness management by both Plantation and Cannery.

With major capital expenditures completed in 2003, the Group spent US$4.9 million in 2004, down 35% year-on-year. These included the following expenditures:

- Reconditioning and replacement of various plantation equipment to ensure a safe and reliable performance and to extend service lives
- Replacement of deep wells to ensure an adequate water supply
- Various improvements in the Cannery in compliance with Good Manufacturing Practices requirement
- Addition of pressurised Cooker/Cooler to handle increased requirements for canned products
- Improvements in Plastic Cup line
- New computer software and hardware, and service vehicles
- Factory building and land near Bangalore, India
- New equipment in Tianjin, China for export market products

The British Retail Consortium, the largest retail trade group operating in the United Kingdom, confirmed the Group's best-quality manufacturing and quality standards by issuing a "Certificate of Inspection of Higher Level" during the year.

BUSINESS OUTLOOK

The Company expects challenging operating conditions to persist, with continued pressure on key costs, including tinplate, energy and freight. Accordingly, management is actively working on programs to control costs and to generate new areas of growth and profit in existing markets while commencing to build on the Company's new growth platforms in China and India.

We will continue to add value by introducing higher-margin, value-added products, line extensions and innovative packaging that cater to our customers' needs. Our goal over time is to migrate our product mix from traditional, canned products to premium products that have higher margins and greater growth potential.

Barring any unforeseen circumstances, net profit in 2005 should be comparable to that of 2004.

Building Governance

We focus on continually improving transparency and good governance. Once again, we ranked highly in the Business Times Corporate Transparency Index and emerged Runner Up in SIAS's Most Transparent Company Award Non-Electronics Manufacturing Category for 2004.




What We Did in 2004
Code of Business Ethics
Whistleblower Protection Policy
Risk Management Policy

Del Monte Pacific is committed to effective corporate governance and supports the principles of openness, integrity and accountability advocated by the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Code of Corporate Governance ("Code").

The key aspects of our Group's corporate governance framework and practices in compliance with the provisions of the Code are discussed in the succeeding pages.

Board of Directors

Our Board of Directors is responsible for the overall policies of the Group and for providing direction for corporate actions. Specifically, it approves the Group's strategic plans, appointment of directors and key managerial personnel, annual budgets, major investment proposals, and reviews the financial performance of the Group. Certain material corporate actions also require the Board's approval as follows: approval of quarterly results announcements, approval of annual results and accounts, declaration of dividends, convening of shareholders' meetings, authorisation of merger and acquisition transactions, and authorisation of major transactions. The Board likewise reviews and approves all corporate actions for which shareholder approval is required.

Our Board comprises three executive and eight non-executive directors, three of whom are independent. While the Company is not in total compliance with the recommendation that at least a third of the Board be composed of independent directors, by reason of arrangements under the Pool Agreement dated 23 July 1999 between controlling shareholders, Del Monte Holdings Ltd and MCI, Inc, there continues to exist a strong and independent element in the Board. Apart from the three independent directors, some of the other non-executive directors do not have any relationship either with the Company or its related corporations save for their appointment pursuant to their nomination by certain shareholder groups. In addition, the office of the Chairman is held by an independent director. (The full list of our Board of Directors which includes their nature of appointment and appointment dates is set forth on pages 8-9 of this Report).

Our directors bring with them invaluable experience, extensive business networks and expertise in specialised fields such as mergers and acquisitions, corporate finance and restructuring, marketing and business development, risk and crisis management, investor relations, commercial and international law. The size, composition and blend of experience of the current Board allow discussions on matters of policy, strategy and performance to be critical, informed and constructive.

Except for the joint managing directors, all directors are required to submit themselves for re-election after three years.

New director appointees go through an orientation programme whereby they are briefed by the Company Secretary on their obligations as directors, the Group's governance practices, and relevant statutory and regulatory compliance issues. They are also briefed by Management on the Group's businesses and operations, including a tour of the plantation and manufacturing facilities, as well as visits to the trade. Timely updates on developments in legislation, jurisprudence, government policies and regulations affecting the Group's business and operations are likewise provided to all directors.

The directors have separate and independent access to the Company's Management, who together with the Company Secretary, are responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The Company Secretary administers, attends and prepares minutes of all Board and Board committee meetings. She assists the Chairman in ensuring that Board procedures are followed and regularly reviewed to ensure effective functioning of the Board, and that the Company's Memorandum and Articles of Association and relevant rules and regulations, including requirements of the BVI International Business Company Act and the Singapore Exchange, are complied with. She is also the primary channel of communication between the Company and the Singapore Exchange.

Aside from access to the advice and services of the Company Secretary and the Company's Management, the directors may, in appropriate circumstances, seek independent professional advice concerning the Company's affairs.

There is a clear division of executive duties and responsibilities in the Company, providing checks and balances to ensure that no one individual represents a considerable concentration of power. The Company's business is managed and administered by its two joint managing directors, Martin P Lorenzo and Thomas F Warner, while the Board is headed by Tony Chew Leong-Chee as Chairman. Mr Chew is an independent director who acts as the presiding officer at directors' and shareholder meetings of the Company.

As a Board, the directors meet quarterly or more often as required, to review and evaluate the Group's operations and performance and address key policy matters. The Board is provided with timely and complete information for each meeting. In these meetings, the Group's actual results are compared with budgets, and the strategy and forecast for the following months are discussed and approved as appropriate.

Board meetings are scheduled to enable the Board to perform its duties responsibly. During the year in review, the Board held four meetings. To ensure meetings are held regularly with maximum director participation, the Company's Articles of Association allow for tele- and video-conference meetings.

Attendance at the Board and Board Committee Meetings in 2004

Directors	Board Meetings		Audit Committee Meetings		Remuneration and Share Option Committee Meetings		Nominating Committee Meetings	
	No. of Meetings Held	Attendance	No. of Meetings Held	Attendance	No. of Meetings Held	Attendance	No. of Meetings Held	Attendance
Tony Chew Leong-Chee	4	4	4	4	5	5	1	1
Mario Resca	4	4	4	4	5	4	1	1
Martin P Lorenzo	4	4	-	-	5	5	1	1
Thomas F Warner[1]	4	4	-	-	5	4	1	1
Richard W Blossom	4	4	-	-	-	-	-	-
Michael Hwang	4	4	4	4	5	4	1	1
Godfrey E Scotchbrook	4	4	4	4	5	5	1	1
Patrick L Go[2]	4	4	-	-	-	-	-	-
Tomas P Lorenzo	4	4	4	4	-	-	-	-
Stephen C Thorpe[3]	4	1	-	-	-	-	-	-
Stefanie Yuen Thio	4	4	-	-	-	-	-	-
Fabio Matarazza Di Licosa[4]	4	0	-	-	-	-	-	-

Notes:
[1] Alternate member to Mario Resca on the Audit, Remuneration and Share Option and Nominating committees
[2] Alternate member to Martin P Lorenzo on the Remuneration and Share Option and Nominating committees
[3] Resigned as Director on 4 June 2004
[4] Appointed as Director on 3 August 2004 and resigned on 4 October 2004

Board Committees

The Board of Directors has three principal Board committees, namely: the Nominating Committee, the Audit Committee, and the Remuneration and Share Option Committee.

Nominating Committee

The Nominating Committee was set up on 7 February 2003 and now comprises the following members, a majority of whom are independent directors, including the Chairman:

Michael Hwang	(Chairman & Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Godfrey E Scotchbrook	(Independent Director)
Martin P Lorenzo	(Executive Director)
Mario Resca	(Non-Executive Director)
Patrick L Go	(Non-Executive Director, alternate member to Martin P Lorenzo)
Thomas F Warner	(Executive Director, alternate member to Mario Resca)

Under its terms of reference, the Committee is responsible for reviewing the Board's composition and effectiveness and for determining if a director has the requisite qualifications, and whether or not he is independent. All candidates for appointment or election as directors are considered by the Committee and recommended for decision by the Board.

Retiring under Article 88

Tony Chew Leong-Chee. Independent Director. Appointed on 9 July 1999 and re-elected on 14 May 2003.
Richard W Blossom. Executive Director. Appointed on 9 July 1999 and re-elected on 14 May 2003.
Tomas P Lorenzo. Non-Executive Director. Appointed on 17 January 2003 and re-elected on 14 May 2003.

In reviewing the nomination of directors retiring by rotation under Article 88, the Committee considered the contribution and performance of each of the directors, taking into account his attendance and participation at Board and committee meetings. The Committee has also determined their qualifications to be independent directors, where applicable. Tony Chew Leong-Chee duly abstained from making a recommendation on his own nomination.

Retiring under Article 92

Paolo Fanizza. Non-Executive Director. Appointed on 24 February 2005.

Directors retiring under Article 92 are required to do so at the AGM following their appointment and are eligible for re-appointment without the need for review by the Nominating Committee.

The Committee has established processes and objective performance criteria for evaluating the effectiveness of the Board as a whole. The Board has reviewed the findings of the performance evaluation exercise carried out in the preceding year, and is working towards implementing the comments and observations noted.

Audit Committee

The Audit Committee was set up on 9 July 1999 and now comprises the following members, all of whom are non-executive and a majority of whom are independent, including the Chairman.

Michael Hwang	(Chairman & Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Godfrey E Scotchbrook	(Independent Director)
Mario Resca	(Non-Executive Director)
Tomas P Lorenzo	(Non-Executive Director)
Thomas F Warner	(Executive Director, alternate member to Mario Resca)

Several members of the Committee have relevant accounting and financial management expertise and experience.

The Committee meets with the Group's external auditors, with the head of the Corporate Auditing department (the Company's internal auditor) and with Management at least three times a year. It also meets with the Group's external auditors and with the head of the Corporate Auditing department without the presence of Management at least once a year. Under its terms of reference, the Committee is responsible for reviewing the scope and results of procedures conducted by the Group's Corporate Auditing department and its external auditors. It is also tasked to monitor the effectiveness of the Group's internal control system as well as the changes in the Group's accounting policies and practices.

The Committee also ensures the independence and objectivity of the external auditors. It further conducts periodic reviews of all related party transactions and has unrestricted access to Management and the internal auditor. During the year in review, the Committee held four meetings which were all attended by the head of its Corporate Auditing department.

The Committee also reviewed the non-audit services provided by the external auditors and is satisfied with their independence.

Remuneration and Share Option Committee

The Remuneration and Share Option Committee was set up on 7 February 2003 and now comprises the following members, a majority of whom are independent and non-executive directors, including the Chairman:

Godfrey E Scotchbrook	(Chairman & Independent Director)
Michael Hwang	(Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Martin P Lorenzo	(Executive Director)
Mario Resca	(Non-Executive Director)
Patrick L Go	(Non-Executive Director, alternate member to Martin P Lorenzo)
Thomas F Warner	(Executive Director, alternate member to Mario Resca)

Under its terms of reference, the Committee is responsible for reviewing and recommending a remuneration framework for the Board and key senior executives, and has assumed the role of the ESOP Committee in administering the Del Monte Pacific Executive Stock Option Plan.

The Committee's principal function is to ensure that a formal and transparent procedure is in place for fixing the remuneration packages of the executive directors as well as key senior executives of the Group, including those employees who are immediate family members of executive directors and controlling shareholders of the Group. The Committee is at liberty to seek independent professional advice, as appropriate.

In reviewing the recommendation for directors' remuneration for 2005, the Committee has adopted a framework, based on guidelines recommended by the Singapore Institute of Directors, which comprises a base fee, fees for membership in Board committees, as well as fees for chairing Board committees, taking into consideration the amount of time and effort that each Board member may be required to devote to the role and the fees paid in comparable companies.

The Committee's recommendation has been made in consultation with the Chairman of the Board and has been endorsed by the entire Board, following which the recommendation will be tabled for shareholders' approval at the Company's forthcoming AGM. No member of the Committee or of the Board was involved in deciding his own remuneration.

The compensation structure for executives of Group subsidiaries consists of two key components, that is, fixed cash and annual variable incentive. The fixed component includes salary, pension fund contributions and other allowances. The variable component comprises a performance-based bonus which forms a significant proportion of the total compensation package and is payable upon the achievement of individual and corporate performance targets.

The Group's directors and officers participate in the Company's Executive Stock Option Plan 1999 ("Scheme"). The Scheme is a share incentive plan which serves to reward and motivate Group directors, executives and managerial personnel to strive for higher performance for the Company's growth and success. The aggregate number of shares which may be offered under the Scheme is 10% of the Company's total issued capital or 107,448,319 shares. The terms of the Scheme are described in the Directors' Report and Notes 3 and 26 to the audited consolidated financial statements for the year ended 31 December 2004.

The Group's executive officers are elected annually by the Board. The appointment of executive directors and its renewal are subject to the Committee's review.

Disclosure on Remuneration of Directors

Remuneration Band & Name of Director	Fixed Salary %	Director Fees %	Variable Income/ Performance-Related Income (Cash Bonus) %	Benefits in Kind %	Outstanding Share Options as at 31.12.04[1]
Executive Directors					
S$250,000 to S$499,999					
Richard W Blossom	85	12	-	3	1,227,998
S$0 to S$249,999					
Martin P Lorenzo	-	100	-	-	1,269,841
Thomas F Warner	-	100	-	-	-
Non-Executive Directors					
S$0 to S$249,999					
Tony Chew Leong-Chee	-	100	-	-	1,078,000
Mario Resca [2]	-	100	-	-	-
Michael Hwang	-	100	-	-	977,998
Godfrey E Scotchbrook	-	100	-	-	600,000
Patrick L Go	-	100	-	-	-
Tomas P Lorenzo	-	100	-	-	-
Stefanie Yuen Thio [2]	-	100	-	-	-
Stephen C Thorpe [2]	-	100	-	-	-
Fabio Matarazza Di Licosa [2]	-	-	-	-	-

(conversion rate of US$: S$1.69)

Notes:

[1] Details of the share options held by each director are shown in the Directors' Report

[2] Details of appointment and resignation dates are shown on page 30 in the notes to the attendance table

Disclosure on Remuneration of Key Executives and Related Employee

Remuneration Band and Name of Key Executives & Related Employee	Fixed Salary %	Variable Income/ Performance-Related Income (Cash Bonus) %	Benefits in Kind %	Total %	Outstanding Share Options as at 31.12.04
S$500,000 and above					
Kenneth C Worsdale	58	11	31	100	-
S$250,000 to S$499,999					
Alejandro T Castillo	92	-	8	100	1,230,952
Marco P Lorenzo *	98	-	2	100	175,502
Wilfrido A Samson	86	-	14	100	615,044
Jaime W Ong	86	-	14	100	175,502

(conversion rate of US$: S$1.69)

* immediate family member of Martin P Lorenzo, Joint Managing Director, and Tomas P Lorenzo, Director

Management Reporting

There are comprehensive management reporting disciplines and structured financial approval authorities to govern the implementation of agreed Company policies and Board decisions, and the day-to-day management of the Group's operating units. For effective monitoring of the Group's business and affairs, management and financial information are provided to the Board and Company's Managing Directors on a regular basis. This information includes disclosure documents, monthly and quarterly results, forecasts for profit and cash flow, working capital and borrowing levels, compared to approved budgets and the prior year's results. The Group's annual budget is reviewed by the Board. A strategic plan, which defines business development goals and overall business objectives, is prepared and updated periodically.

Internal Control

The Group maintains internal controls and systems designed to provide reasonable assurance as to the integrity and reliability of its financial statements and to adequately safeguard, verify and maintain accountability for its assets. The effectiveness of these controls and systems is subject to the periodic review of the Group's Corporate Auditing department and is monitored by the Audit Committee. In addition, its external auditor also reviews the effectiveness of the Group's key internal controls as part of its audit plan for the year.

The Group's Corporate Auditing department is staffed by trained personnel with appropriate segregation of duties from the activities it audits. This department is responsible for ensuring that risk management, control and governance processes are effectively implemented and maintained, and that such internal controls and systems are adequate and function effectively. The head of the Corporate Auditing department reports functionally to the Audit Committee. It is the Group's policy to support the Corporate Auditing department to meet and comply with the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors.



ANNOUNCEMENT

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

CORRIGENDUM TO ANNUAL REPORT 2004

The Directors of Del Monte Pacific Limited ("the Company') would like to inform shareholders of a classification error on the Disclosure on Remuneration of Key Executives and Related Employee on page 34 of the Company's Annual Report 2004.

Marco P Lorenzo, Wilfrido A Samson and Jaime W Ong have been inadvertently classified under the Remuneration Band of S$250,000 to S$499,999.

Marco P Lorenzo, Wilfrido A Samson and Jaime W Ong should be classified under the Remuneration Band of S$0 to S$249,999.

A revised chart on Disclosure on Remuneration of Key Executives and Related Employee is reproduced below:

Disclosure on Remuneration of Key Executives and Related Employee

Remuneration Band and Name of Key Executives & Related Employee	Fixed Salary %	Variable Income/ Performance-Related Income (Cash Bonus) %	Benefits in Kind %	Total %	Outstanding Shares Option as at 31.12.04
S$500,000 and above					
Kenneth C Worsdale	58	11	31	100	-
S$250,000 to S$499,999					
Alejandro T Castillo	92	-	8	100	1,230,952
S$0 to S$249,999					
Marco P Lorenzo*	98	-	2	100	175,502
Wilfrido A Samson	86	-	14	100	615,044
Jaime W Ong	86	-	14	100	175,502

(conversion rate of US$: S$1.69)

* immediate family member of Martin P Lorenzo, Joint Managing Director, and Tomas P Lorenzo, Director

Yvonne Choo
Company Secretary
4 April 2005

The directors and the Group's Corporate Auditing department are of the view that the Company has proper and adequate internal control procedures and additional measures have been instituted to enhance the effectiveness of these internal controls.

Securities Transactions

The Company has adopted and implemented the Best Practices Guide issued by the Singapore Exchange on dealing in securities. This has been made known to directors, officers and staff of the Company and the Group. In particular, it has been highlighted that it is an offence to deal in the Company's securities when the officers (directors and employees) are in possession of unpublished material price sensitive information in relation to those securities. The officers are also discouraged from dealing in the Company's securities on short-term considerations. The Company, while having provided the window periods for dealing in the Company's securities, has its own internal compliance code in providing guidance to its officers with regard to dealing in the Company's securities, including reminders that the law on insider trading is applicable at all times.

Shareholder Communication and Investor Relations

The Company places a high regard on strengthening shareholder and investor relations through regular dialogues with the investing community, based on the principle of effective and fair communication. We are committed to providing easy access to timely and pertinent information about the Company and to continually review ways to enhance our corporate governance processes.

To maintain an open channel of communication, we have an email alert system whereby emails on the Company's developments and updates are sent regularly via an investor-friendly Del Monte template. To be included in our email alert mailing list, a request may be sent to invest@delmontepacific.com or by simply logging on to our website www.delmontepacific.com.

We announce our financial results on a quarterly basis within the prescribed periods and hold briefings on our half-year and full-year results performance. The report on our financial results are disseminated (together with other materials provided in the briefings held) through the SGXNET, the Company's email alerts and website.

To raise investor awareness and interest in the Company, we participate in investor forums and conferences such as the ones hosted by Credit Suisse First Boston and Credit Lyonnais Securities in Hong Kong.

In general meetings, shareholders are given the opportunity to communicate their views and direct questions to directors and Management regarding the Company. Our Chairperson for the Audit Committee and external auditors are present at the AGMs and other general meetings of shareholders, to assist the Board in addressing shareholders' questions. The Chairpersons of our Nominating and Remuneration and Share Option Committees are also present at our AGMs.

Shareholders have the opportunity to participate in the general meetings either in person or by proxy. We have separate resolutions at general meetings on each distinct issue.

SOCIAL RESPONSIBILITY

At Del Monte Pacific, the culture is rooted in values of integrity, respect for dignity and concern for the common good. We care for the well-being, growth and development of our people and host communities. We delight our customers with innovative products of uncompromising quality that have become household names in several countries. We nurture nature which is the source of this business, and where it all began almost 80 years ago.

The Company's directors recognise the need to observe high ethical standards, ensuring that business practices are conducted in a manner which, in all reasonable circumstances, is above reproach. They also recognise the importance of communicating this policy to employees of the Group at all levels. To this end, the Board of Directors published a Code of Ethics which sets out the Group's responsibilities to shareholders, customers, suppliers, employees and the wider communities in which the Group operates.

The Group performance is monitored and reviewed on a periodic basis. In line with this, the Board of Directors also adopted a Whistleblower Protection Policy in 2004 to promote the highest standards of business and personal ethics in the conduct of the business and affairs of the Group.

Caring for Our Environment

Del Monte Pacific is committed to doing its share in protecting and preserving the environment for future generations.

We support efforts to produce environment-friendly products and packaging, encourage waste reduction, and promote responsible waste management and conservation of energy and water. We work hard to communicate our environmental policy to employees.

We have organized Environment Management System (EMS) teams at the plantation and cannery to spearhead the planning, implementation and monitoring of environment-related programmes, and our compliance with environmental laws.

The pineapple pulp waste disposal system is just one example of the Group's innovative conservation programmes. Initiated over 40 years ago, it was designed to take excess pineapple pulp at our cannery and convert it into cattle feed, thereby reducing waste and costs. Our state-of-the-art waste water treatment plant, built at our seaside cannery, helps protect nearby coastal waters from pollution. The high-filtration juice plant at our cannery also processes excess juice into pineapple concentrate and syrup, significantly reducing the volume of waste water processed at the treatment plant.

With the community and concerned non-government organisations, efforts have also been exerted to enhance solid waste management and other environment conservation programmes. At the plantation, tree planting, educational drives on wildlife protection, socio-economic projects for upland communities and water-protection programmes help promote conservation of natural resources. Cannery teams continue to provide active support to environmental management of coastal waters.

For its efforts, Del Monte Pacific has received recognition from the Philippine government and other organisations for its commitment to environmental preservation.

Caring for Our Community

Del Monte Foundation, Inc, a non-stock, non-profit organisation, was established in 1994 to uphold our corporate tradition of community service started in 1967. It spearheads education and development programmes geared towards the socio-economic and cultural growth of our host communities.

Under its flagship programme, the Foundation has trained more than 3,600 women, heads of families and out-of-school youth as well as families of employees living in Company housing camps during the last five years.

Training priority is given to agro-industrial fields of competency such as plant propagation, driving and engine trouble-shooting, construction and carpentry, landscaping, food processing, sewing, weaving, electrical, refrigeration and automotive technologies. Accredited trainers help students learn new skills and provide continuing organisational support to trade associations organised among graduates who embark on communal livelihood projects. Many graduates have become small business entrepreneurs, augmenting family income and serving the community by sharing technology expertise not readily available in the countryside.

The Foundation exerts parallel efforts in enhancing family life under a Home Care Education programme that teaches preventive health care and emergency management to rural household members. Past training beneficiaries have returned to serve as trainers at the Foundation's community training centres.

The Foundation also offers long-term scholarship grants to poor but deserving children. Some 80 scholars have been financed by the Foundation for nearly 10 years now. Some of the 1,000 Del Monte high school and college scholars over the last 40 years are now key leaders in their respective fields and communities. Some private elementary and secondary schools also enjoy educational subsidy, benefiting 6,000 rural students.

For pioneering technical programmes for rural workers and sustaining its development efforts in rural communities, the Foundation was earlier honoured by the Technical Education and Skills Development Authority of the Philippines.

The Company also extended financial support to the Bayanihan Centre for Filipino workers in Singapore. The Bayanihan Centre was set up in August 2001 as a joint initiative of the Singapore and Philippine governments to provide skills training, recreation and counseling to Filipino workers in Singapore.

In the recent tsunami disaster in Asia, the Company responded to this great human tragedy through a cash donation and a matching contribution equivalent to five times that of employees' financial assistance. The fundraising campaign was well-supported.

Caring for Our People

Del Monte Pacific is committed to the growth of its people as it grows its business. Around 5,700 workers at our plantation, cannery, and administrative and marketing offices count among the most dedicated and skilled professionals in the global pineapple industry.

Labour-Management Cooperation

Through a Labour-Management Cooperation (LMC) programme, Management and employee labour unions work closely together. Councils representing both sectors meet regularly to discuss and decide issues affecting employees, their families, the Company and the community.

Through LMC, numerous innovations recommended by workers have been implemented, resulting in higher productivity, better product quality and lower cost.

Employee benefits and services have also been enhanced, including retirement, provident and health care plans, facilities in production, social and recreational areas, work uniforms and tools, livelihood skills training, year-round sports and recreational programmes for their families, and community outreach projects benefiting neighbouring communities and victims of calamities.

Training and Development

Through value formation, skills training, and knowledge-sharing programmes conducted year-round, the Company ensures that its employees continuously improve the quality of their performance. Employee training and development are also linked with a management succession plan that selects potential leaders across the organisation.

Employees are given every opportunity to enhance agricultural methods, manufacturing practices, technical skills, supervision and management, and teamwork. Over 4,000 employees were among the training participants in 2004.

A culture of excellence and innovation pervades the Company. We continue to encourage our people to innovate relentlessly in seven key result areas: increased productivity, better cost management, improved product quality, better customer service, higher volume and market share growth, inspiring people and responsible corporate citizenship.

Communication

We keep our employees informed of the Group's performance through our regular internal magazine aptly called *Tidbits*. This features key programmes and accountabilities, new product launches, awards, new recruits and promotions, among others. We also have a newsletter called *Fresh Cut* which informs plantation and cannery employees of the team's programmes and direction. Through the monthly *Sales Bulletin*, staff and business partners (distributors, sub-distributors, toll packers, food service partners, etc.) get updates on product promotion and sales activities.

Benefits

Our workforce enjoys one of the most attractive compensation and benefit packages granted to agro-industrial workers in the Philippines. Workers at our plantation live in housing camps and Company-subsidised housing subdivisions, complete with schools, chapels, social halls, playgrounds, water reservoirs and other facilities.

Complementing government-mandated privileges is a voluntary provident plan with vesting provisions and a group insurance plan. All employees and qualified dependents also enjoy a broad range of free medical and dental services at our 100-bed Company hospital, dispensaries and designated hospitals and clinics in the country.

A comprehensive retirement package awaits long-serving employees who may opt for early retirement from age 50 to 59 before the mandatory retirement age of 60. In a programme called "Life After Del Monte", we teach retiring employees how to cope with post-employment. Close to 1,500 retiring and retired employees received assistance in filing their Social Security System retirement claims and getting prompt and accurate payment of their monthly pensions. In 2004, the average waiting time from filing of claim to payment of pension was 15 days after retirement date, down from close to three months in 2003.

Industrial Relations and Staff Turnover

The Group has enjoyed a sustained period of industrial peace, with no notices of strikes and lock-outs for more than 30 years. We have one of the lowest employee turnover rates in the agricultural and manufacturing sectors, averaging two per cent since 1988.

Awards

Recognising the continuing excellence of our human resource programmes, leading government and professional organisations have once again bestowed their highest awards on our Company in 2004.

The Group was honoured by the Philippine Social Security System as the nation's Top Employer of the Year, and Top Employer for Mindanao for consistent compliance with government-mandated welfare programme for private sector employees.

Del Monte work teams were among Outstanding Quality Circles honoured by the Productivity Improvement Circles of the Philippines for introducing productivity enhancements in production and non-production areas.

Our continuing support has elevated our employee cooperatives to the ranks of the country's largest and most stable. The Cooperative Development Authority has given the Outstanding Cooperative of the Philippines Award to our agrarian reform cooperative, and to two of our four credit and consumer cooperatives within the last five years. Made up mostly of workers, dependents, retirees and community residents, these cooperatives offer broad-range services to members.

RISK MANAGEMENT

Group Assets

It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. Assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies.

Inflation

The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash and Interest Rate Management

The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms. The Group obtains financing through bank borrowings and leasing arrangements. Short-term funding is obtained from short-term bank loan facilities. The Group's policy is to obtain the most favourable interest rate available without increasing its foreign currency exposure.

Credit Risk

The Group sells its products through major distributors and buyers in various geographical regions. Management has a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis. There is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and volume off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

Financial Report

DIRECTORS' REPORT

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

The directors are pleased to present their report to the members together with the audited financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries (the "Group") for the financial year ended 31 December 2004.

Directors

The directors of the Company in office at the date of this report are:

Tony Chew Leong-Chee
Mario Resca
Martin P Lorenzo
Thomas F Warner
Richard W Blossom
Michael Hwang
Godfrey E Scotchbrook
Patrick L Go
Tomas P Lorenzo
Stefanie Yuen Thio
Paolo Fanizza (appointed on 24 February 2005)

Arrangements to Enable Directors to Acquire Shares or Debentures

Other than the Company's Executive Stock Option Plan ("ESOP Scheme"), neither at the end nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company, its subsidiaries or any other body corporate.

Directors' Interest in Shares or Debentures

According to the Register of Directors' Shareholdings, the interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations were as follows:

Shares in the Company of US$0.01 par value each

	Held by director			Other shareholdings in which the director is deemed to have an interest		
	1 January 2004 or date of appointment, if later	31 December 2004	21 January 2005	1 January 2004 or date of appointment, if later	31 December 2004	21 January 2005
Tony Chew Leong-Chee	396,000	396,000	396,000	25,500,000	25,500,000	25,500,000
Martin P Lorenzo	–	–	–	227,467,962	227,467,962	227,467,962
Richard W Blossom	2,026,000	2,026,000	2,026,000	–	–	–
Michael Hwang	396,000	396,000	396,000	–	–	–
Tomas P Lorenzo	540	–	–	227,467,962	227,467,962	227,467,962

(Amounts in United States dollars unless otherwise stated)

Directors' Interest in Shares or Debentures (Continued)

	IPO Options held by directors to subscribe to ordinary shares under the ESOP Scheme (Note 1)		
	1 January 2004 or date of appointment, if later	31 December 2004	21 January 2005
Tony Chew Leong-Chee	378,000	378,000	378,000
Martin P Lorenzo	1,269,841	1,269,841	1,269,841
Richard W Blossom	377,998	377,998	377,998
Michael Hwang	377,998	377,998	377,998

Note 1: Each Initial Public Offering Option ("IPO Options") entitles its holder to subscribe to one ordinary share in the Company at US$0.504 and is exercisable from 30 July 2000 to 29 July 2009 (both dates inclusive), subject to the terms set out in the ESOP Scheme. As at the date of this report, none of the IPO Options granted to directors have been exercised.

	Market Price Options held by directors to subscribe to ordinary shares under the ESOP Scheme (Note 2)		
	1 January 2004 or date of appointment, if later	31 December 2004	21 January 2005
Tony Chew Leong-Chee	700,000	700,000	700,000
Richard W Blossom	850,000	850,000	850,000
Michael Hwang	600,000	600,000	600,000
Godfrey E Scotchbrook	600,000	600,000	600,000

Note 2: Each Market Price Option ("Market Price Options") entitles its holder to subscribe to one ordinary share in the Company at S$0.490 and is exercisable from 2 March 2003 to 1 March 2011 (both dates inclusive), subject to the terms set out in the ESOP Scheme. As at the date of this report, none of the Market Price Options granted to directors have been exercised.

Directors' Contractual Benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received nor become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

(Amounts in United States dollars unless otherwise stated)

Share Options

The Company has an ESOP Scheme which is administered by the Remuneration and Share Option Committee comprising of the following members:

Godfrey E Scotchbrook	(Chairman and Independent Director)
Michael Hwang	(Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Martin P Lorenzo	(Executive Director)
Mario Resca	(Non-Executive Director)
Patrick L Go	(Non-Executive Director, alternate member to Martin P Lorenzo)
Thomas F Warner	(Executive Director, alternate member to Mario Resca)

Details of the options to subscribe to ordinary shares of US$0.01 each of the Company ("Share") granted to certain controlling shareholders and their associates, directors, officers and senior managers of the Group pursuant to the ESOP Scheme are as follows:

Date of grant	Description	1 January 2004 or date of grant, if later	Options lapsed	Options exercised	31 December 2004	No. of holders	Exercise price [1]	Exercise period
30.7.1999	IPO Options [2]	5,615,265	672,571	–	4,942,694	25	US$0.504	30.7.2000 -29.7.2009
2.3.2001	Market Price Options [3]	11,060,000	150,000	2,350,000	8,560,000	32	S$0.490	2.3.2003 -1.3.2011
29.5.2002	Market Price Options [4]	2,870,000	160,000	54,000	2,656,000	88	S$0.470	29.5.2004 -28.5.2012

(1) On 20 December 1999, the Singapore Exchange Securities Trading Limited ("SGX-ST") approved the conversion of the quotation of the Company's shares to Singapore dollars (S$) from United States dollars (US$).

(2) Pursuant to the ESOP Scheme, the Company granted 11,428,571 IPO Options in July 1999 to certain controlling shareholders and their associates, directors, officers and senior managers of the Group. Each IPO Option entitles its holder to subscribe to one share at the IPO Price of US$0.63, less a 20% discount, or US$0.504 (as at 11 March 2005, this is equivalent to about S$0.816).

(Amounts in United States dollars unless otherwise stated)

Share Options (Continued)

The IPO Options are exercisable based on the following terms:

Option exercise period	Terms
From 30 July 2000 to 29 July 2001	(i) Up to 30 percent of IPO Options granted
From 30 July 2001 to 29 July 2002	(ii) Up to 60 percent of IPO Options granted including (i) above
From 30 July 2002 to 29 July 2009	(iii) 100 percent of IPO Options granted

Except for the following IPO Options granted to controlling shareholders and their associates since the start of the ESOP Scheme, no other share options have been granted to controlling shareholders and their associates as at the date of this report:

Controlling shareholders and their associates	Aggregate Options granted 1 January 2004	Granted during the year	Aggregate Options exercised	Aggregate Options lapsed	Aggregate Options outstanding 31 December 2004
Martin P Lorenzo	1,269,841	–	–	–	1,269,841
Regina Lorenzo H-Davila	190,477	–	–	–	190,477
Marco P Lorenzo	175,502	–	–	–	175,502

(3) In 2001 pursuant to the ESOP Scheme, the Company granted 14,050,000 options, which are exercisable based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount ("Market Price Options"), to directors, officers and senior managers of the Group, none of whom are controlling shareholders, and the latter's associates. Each of these Market Price Options entitles its holder to subscribe to one share at S$0.49.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 2 March 2003 to 1 March 2004	(i) Up to 60 percent of Market Price Options granted
From 2 March 2004 to 1 March 2011	(ii) 100 percent of Market Price Options granted

(4) In 2002, the Company granted a second batch of Market Price Options to new senior managers and managerial employees not covered by the first grant of Market Price Options. A total of 3,250,000 Market Price Options were granted based on a subscription price equal to the average of the last dealt prices for the Company's shares on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount. Each of these Market Price Options entitles its holder to subscribe to one share at S$0.47.

DIRECTORS' REPORT (Continued)

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

Share Options (Continued)

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 29 May 2004 to 28 May 2005	(i) Up to 60 percent of Market Price Options granted
From 29 May 2005 to 28 May 2012	(ii) 100 percent of Market Price Options granted

No holder of the options under the ESOP Scheme has received 5% or more of the total options available. Except for options granted to certain directors of the Group who are concurrently directors and/or employees of a controlling shareholder company, no director or employee of a controlling shareholder company has been granted any options. The ESOP Scheme does not extend participation to directors and employees of a controlling shareholder company and its subsidiaries. All outstanding options granted to directors, executives and employees of the Group have a term of 10 years.

Apart from the above, no other options to take up unissued shares were granted during the financial year and as at the date of this report.

Audit Committee

The Audit Committee comprises five board members, all of whom are non-executive directors. The majority of the members, including the Chairman, are independent. The members of the Audit Committee during the financial year and the date of this report are:

Michael Hwang	(Chairman and Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Godfrey E Scotchbrook	(Independent Director)
Mario Resca	(Non-Executive Director)
Tomas P Lorenzo	(Non-Executive Director)
Thomas F Warner	(Executive Director, alternate member to Mario Resca)

The Audit Committee held 4 meetings since the last directors' report. The Committee reviews the effectiveness of the systems of internal control in the Group, its accounting policies, annual financial statements and quarterly reports, the effectiveness of the internal audit function, and the findings of both the external and internal auditors. The Audit Committee may also examine whatever aspects it deems appropriate regarding the Group's financial affairs, its internal and external audits and its exposure to risks of a regulatory or legal nature. Furthermore, all related transactions are subject to regular periodic reviews by the Audit Committee to ensure that they are carried out on arm's length commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the Company's minority shareholders.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. The Committee met with the internal and external auditors to discuss the results of their respective examinations and their evaluation of the Company and the Group's system of internal controls. The Committee also reviewed the financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 December 2004 as well as the external auditors' report thereon.

(Amounts in United States dollars unless otherwise stated)

Audit Committee (Continued)

The Audit Committee has full access to and cooperation of the Company's management and the internal auditors. It also has full discretion to invite any director or executive officer to attend its meetings. The finance officer attends meetings of the Committee. The auditors have unrestricted access to the Audit Committee. The Committee has reasonable resources to enable it to discharge its functions properly.

The Audit Committee recommends to the Board of Directors the nomination of Ernst & Young as external auditors at the forthcoming Annual General Meeting of the Company.

Auditors

Ernst & Young have expressed their willingness to accept reappointment as auditors.

On behalf of the Board of Directors





Martin P Lorenzo
Joint Managing Director

Thomas F Warner
Joint Managing Director

15 March 2005

STATEMENT BY DIRECTORS

for the year ended 31 December 2004

We, Martin P Lorenzo and Thomas F Warner, being the Joint Managing Directors of Del Monte Pacific Limited, do hereby state that, in the opinion of the directors,

(i) the accompanying balance sheets, profit and loss accounts, statements of changes in equity and consolidated statement of cash flows together with the notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004, the results and changes in equity of the Company and of the Group and cash flows of the Group for the year then ended, and

(ii) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors



Martin P Lorenzo
Joint Managing Director



Thomas F Warner
Joint Managing Director

15 March 2005

AUDITORS' REPORT

to the Members of Del Monte Pacific Limited

(Incorporated in the British Virgin Islands)

We have audited the financial statements of Del Monte Pacific Limited (the "Company") and its subsidiaries (the "Group") set out on pages 50 to 91. The financial statements comprise the balance sheets of the Company and of the Group as at 31 December 2004, the profit and loss accounts, and statements of changes in equity of the Company and of the Group and cash flow statement of the Group for the year ended 31 December 2004, and notes thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements of the Company and consolidated financial statements of the Group give a true and fair view of the financial position of the Company and of the Group as of 31 December 2004 and of the results and changes in equity of the Company and of the Group and the cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards.



Ernst & Young
Certified Public Accountants

Singapore
15 March 2005

BALANCE SHEETS

for the year ended 31 December 2004

(Amounts in United States dollars)

	Note	Group		Company	
		2004 $'000	2003 $'000	2004 $'000	2003 $'000
EQUITY					
Share capital	3	10,745	10,721	10,745	10,721
Share premium	4	66,609	65,936	66,748	66,075
Translation reserves	2	(68,617)	(67,665)	–	–
Revenue reserves		148,853	140,291	1,244	676
		157,590	149,283	78,737	77,472
Minority interest		(9)	–	–	–
		157,581	149,283	78,737	77,472
ASSETS LESS LIABILITIES					
Fixed assets	5	48,832	48,719	–	–
Subsidiaries	6	–	–	16,709	10,149
Intangible assets	7	15,156	9,316	–	–
Other assets	8	6,230	6,033	–	–
Current assets					
Inventories	9	35,679	41,529	–	–
Biological assets	10	37,248	34,234	–	–
Trade debtors	11	23,981	20,672	–	–
Other debtors, deposits and prepayments	12	7,525	6,806	2	–
Due from subsidiaries (non-trade)	13	–	–	81,386	80,139
Due from affiliated companies (trade)		127	3,825	–	–
Short-term deposits		50,681	46,030	–	–
Cash and bank balances		6,836	4,480	12	6
		162,077	157,576	81,400	80,145
Current liabilities					
Trade creditors		8,997	8,827	–	–
Other creditors and accruals	14	18,191	16,579	392	467
Due to subsidiaries (non-trade)	13	–	–	18,980	12,355
Short-term borrowings (unsecured)	16	29,810	31,276	–	–
Provision for taxation		1,176	732	–	–
		58,174	57,414	19,372	12,822
Net current assets		103,903	100,162	62,028	67,323
Non-current liabilities					
Due to an affiliated company (non-trade)	17	(7,715)	(7,497)	–	–
Deferred tax liabilities	23	(8,457)	(7,450)	–	–
Long-term lease payable		(368)	–	–	–
		157,581	149,283	78,737	77,472

The accompanying notes are an integral part of the financial statements.

PROFIT AND LOSS ACCOUNTS
for the year ended 31 December 2004

(Amounts in United States dollars)

	Note	Group		Company	
		2004 $'000	2003 $'000	2004 $'000	2003 $'000
Turnover	18	199,579	199,235	22,541	23,256
Cost of sales		(143,219)	(141,647)	–	–
Gross profit		56,360	57,588	22,541	23,256
Distribution and selling expenses		(11,010)	(12,358)	–	–
General and administration expenses		(4,071)	(3,373)	(1,647)	(1,546)
Other operating expenses	19	(6,291)	(8,199)	(776)	(445)
Profit from operations	21	34,988	33,658	20,118	21,265
Financial income	22	761	832	–	–
Financial expenses	22	(2,575)	(2,599)	–	–
Profit before taxation		33,174	31,891	20,118	21,265
Taxation	23	(5,115)	(1,694)	–	–
Profit after taxation		28,059	30,197	20,118	21,265
Minority interest		53	–	–	–
Net profit attributable to shareholders		28,112	30,197	20,118	21,265

Earnings per share (cents)					
- Basic	25	2.62	2.82		
- Diluted	25	2.61	2.81		

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 December 2004

(Amounts in United States dollars)

The Group

	Share capital $'000	Share premium $'000	Translation reserves $'000	Revenue reserves $'000	Total $'000
As at 1 January 2003, as previously stated	10,716	65,815	(64,360)	130,575	142,746
Adoption of new accounting policy (IAS 41)	–	–	–	632	632
As at 1 January 2003, as restated	10,716	65,815	(64,360)	131,207	143,378
Currency translation differences	–	–	(3,305)	–	(3,305)
Shares issued under share option plan	5	121	–	–	126
Net profit attributable to shareholders	–	–	–	30,197	30,197
Dividends (Note 24)	–	–	–	(21,113)	(21,113)
As at 31 December 2003	10,721	65,936	(67,665)	140,291	149,283
Net gains and losses not recognised in profit and loss accounts	–	–	(3,305)	–	(3,305)
As at 1 January 2004	10,721	65,936	(67,665)	140,291	149,283
Currency translation differences	–	–	(952)	–	(952)
Shares issued under share option plan	24	673	–	–	697
Net profit attributable to shareholders	–	–	–	28,112	28,112
Dividends (Note 24)	–	–	–	(19,550)	(19,550)
As at 31 December 2004	10,745	66,609	(68,617)	148,853	157,590
Net gains and losses not recognised in profit and loss accounts	–	–	(952)	–	(952)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY (Continued)
for the year ended 31 December 2004

(Amounts in United States dollars)

The Company

	Share capital $'000	Share premium $'000	Revenue reserves $'000	Total $'000
As at 1 January 2003	10,716	65,954	524	77,194
Shares issued under share option plan	5	121	–	126
Net profit attributable to shareholders	–	–	21,265	21,265
Dividends (Note 24)	–	–	(21,113)	(21,113)
As at 31 December 2003	10,721	66,075	676	77,472
As at 1 January 2004	10,721	66,075	676	77,472
Shares issued under share option plan	24	673	–	697
Net profit attributable to shareholders	–	–	20,118	20,118
Dividends (Note 24)	–	–	(19,550)	(19,550)
As at 31 December 2004	10,745	66,748	1,244	78,737

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December 2004

(Amounts in United States dollars)

	2004 $'000	2003 $'000
Cash flows from operating activities		
Net profit attributable to shareholders	28,112	30,197
Adjustments for:		
Depreciation and amortisation	5,737	5,499
Provision for inventory obsolescence	2,549	2,132
Provision for asset impairment	168	137
Provision for doubtful trade debts	79	177
Provision for (write-back of) deferred income tax	1,162	(465)
Gain on disposal of fixed assets	(75)	–
Minority interest	(53)	–
Operating profit before working capital changes	37,679	37,677
Decrease (increase) in:		
Other assets	(195)	(682)
Inventories	4,062	(2,443)
Biological assets	(3,014)	2,460
Trade debtors	(1,765)	(1,251)
Other debtors, deposits and prepayments	(445)	(1,170)
Due from shareholder companies	–	456
Increase (decrease) in:		
Trade creditors, other creditors and accruals	(693)	399
Due to affiliated companies (trade and non-trade)	3,916	1,893
Provision for taxation	444	(407)
Net cash generated from operating activities	39,989	36,932
Cash flows from investing activities		
Proceeds from disposal of fixed assets	146	46
Purchase of fixed assets	(4,918)	(7,559)
Acquisition of subsidiary companies, net of debt (note 6)	(7,357)	–
Net cash used in investing activities	(12,129)	(7,513)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
for the year ended 31 December 2004

(Amounts in United States dollars)

	2004 $'000	2003 $'000
Cash flows from financing activities		
(Repayment) short-term borrowings	(1,466)	16,044
Dividends paid	(19,550)	(21,113)
Proceeds from exercise of stock option	697	126
Net cash used in financing activities	(20,319)	(4,943)
Effect of exchange rate changes on cash and cash equivalents	(534)	(1,803)
Net increase in cash and cash equivalents	7,007	22,673
Cash and cash equivalents, beginning of year	50,510	27,837
Cash and cash equivalents, end of year	57,517	50,510

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

		2004 $'000	2003 $'000
(a)	Cash paid (received) during the year, included in operating activities		
	Interest expenses	2,166	1,697
	Interest income	(655)	(751)
	Income taxes	3,492	2,632
(b)	Analysis of the balances of cash and cash equivalents		
	Cash and bank balances	6,836	4,480
	Short-term deposits	50,681	46,030
		57,517	50,510

The accompanying notes are an integral part of the financial statements.

These notes are an integral part of and should be read in conjunction with the accompanying financial statements.

1. DOMICILE AND PRINCIPAL ACTIVITIES

The financial statements of the Company and the consolidated financial statements of the Group for the year ended 31 December 2004 were authorised for issue in accordance with a resolution of the directors dated 15 March 2005.

The Company was incorporated in the British Virgin Islands on 27 May 1999 under the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands, as an international business company. On 2 August 1999, the Company was admitted to the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The registered office of the Company is located at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The principal activity of the Company is that of investment holding. Its subsidiaries are principally engaged in growing, processing, and selling canned and fresh pineapples, pineapple concentrate, tropical mixed fruit, tomato-based products, and certain other food products mainly under the brand names of "Del Monte", "Today's" and more recently, "Great Lakes", "Ming Lang" and "Rougemont".

The details of the Company's subsidiaries and their principal activities are set out in Note 6.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements, which are expressed in United States dollars ("US dollars"), have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and under the historical cost convention except for the measurement of biological assets (livestock) and agricultural produce (harvested pineapples) at fair value less point-of-sale costs.

The accounting policies have been consistently applied by the Group and are consistent with those used in the previous financial year, except for the adoption of the following new and revised IFRS issued by IASB in March 2004:

IFRS 3	Business Combinations
Revised IAS 36	Impairment of Assets
Revised IAS 38	Intangible Assets

In March 2004, IASB issued IFRS 3, revised IAS 36 and revised IAS 38. Accordingly, IAS 22 Business Combinations was withdrawn. IFRS 3 is effective for business combinations for which the agreement date is on or after 31 March 2004. The revised IAS 36 and revised IAS 38 are applicable to goodwill and intangible assets acquired in business combinations for which the agreement date is on or after 31 March 2004.

The adoption of IFRS 3, revised IAS 36 and revised IAS 38 resulted in a change in the accounting treatment for goodwill. IFRS 3 requires goodwill acquired in a business combination to be measured at cost less any accumulated impairment losses. Goodwill shall no longer be amortised. Instead, impairment is tested annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The replaced IAS 22 required acquired goodwill to be systematically amortised over its useful life, and included a rebuttable presumption that its useful life could not exceed twenty years from initial recognition.

Had the new standards not been adopted, amortisation charge for the full year ended 31 December 2004 would have been US$150,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the financial year. All significant intercompany balances and any unrealised profit and loss on intercompany transactions have been eliminated on consolidation.

The formation of the Group in 1999 has been accounted for as a reorganisation of companies under common control using merger accounting. The consolidated financial statements therefore reflect the combined financial statements of all companies that form the Group as if they were a consolidated group for all periods presented. The assets and liabilities of Del Monte Pacific Resources Limited and its subsidiaries contributed to the Company have been reflected at predecessor cost in these consolidated financial statements.

In translating the financial statements of foreign subsidiaries in the preparation of the consolidated financial statements, all the assets and liabilities of those subsidiaries with reporting currencies other than US dollars are translated into US dollars at the rates of exchange in effect at the balance sheet date, and all their income and expense items are translated into US dollars at the average exchange rates during the year. The resulting cumulative translation differences are dealt with as movements in reserves. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation shall be recognised in the profit and loss account.

Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of revenue can be measured reliably.

Revenue from sale of goods is recognised when goods are delivered, and title has passed to customers.

Dividend income is recognised when the shareholder's right to receive payment is established. Interest income is accrued on a time proportion basis that reflects the effective yield on the asset.

Fixed assets
Fixed assets are stated at cost net of depreciation and any impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is calculated on a straight-line basis over its expected useful life as follows:

	Years
Freehold buildings	30 - 45
Buildings, land improvements and leasehold improvements	3 - 45
Machinery and equipment	3 - 15
Dairy and breeding herd	3.5 - 6

Land improvements, comprising expenditures on infrastructure improvements including building of roads and irrigation system, etc., are depreciated over their expected useful lives or, where shorter, the lease term of the related land.

Leasehold improvements are depreciated over their expected useful lives or, where shorter, the terms c the lease.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed assets (Continued)
Dairy and breeding herd relates to livestock (cattle) being reared for milking and breeding purposes.

The useful life and depreciation method are revised periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of fixed assets.

Fully depreciated assets are retained in the financial statements until they are no longer in use, and no further charge for depreciation is made in respect of these assets.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the profit and loss account.

Interest costs on borrowings to finance the construction of plant and properties are capitalised, during the period of time that is required to complete the construction project, as part of the cost of the fixed assets.

Construction-in-progress
Construction-in-progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs (plus borrowing costs which include interest charges attributable to borrowings used to finance these projects during the construction period and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs).

No provision for depreciation is charged on construction-in-progress until such time as the relevant assets are completed and put into operational use.

Subsidiaries
A subsidiary is a company in which the Group, directly or indirectly controls more than half of the voting power, or controls the composition of the board of directors.

Affiliated companies
An affiliated company is a company, not being a subsidiary or an associated company, in which one or more of the shareholders and/or directors of the Company have a significant equity interest or can exercise significant influence over its operating and financial policies and decisions.

Intangible assets
Intangible assets acquired separately are capitalised at cost and from a business acquisition are capitalised at fair value as at the date of acquisition.

Following initial recognition, the cost model is applied to the class of intangible assets. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortisation is charged on assets with finite lives, this expense is taken to the profit and loss account through the 'other operating expenses' line item.

Intangible assets, created within the business are not capitalised, and expenditure is charged against profits in the year in which the expenditure is incurred.

Intangible assets are tested for impairment annually either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable are made on a prospective basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development costs
Research costs are charged to the profit and loss account as incurred. Development costs of a project are recognised as an asset when its future recoverability can reasonably be regarded as assured. Capitalised development costs are amortised over the period of expected future sales from the related project.

Other development costs are charged to profit and loss account when incurred.

Impairment of assets

(a) **Financial instruments**
Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortised cost, whenever it is probable that the Company or Group will not collect all amounts due according to the contractual terms of receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the profit and loss account. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in the profit and loss account. However, the increased carrying amount is only recognised to the extent it does not exceed what the amortised cost would have been had the impairment not been recognised.

(b) **Other assets**
Fixed assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the profit and loss account for items of fixed assets and intangible assets carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash generating unit.

Reversal of an impairment loss recognised in prior years is recorded when there is an indication that the impairment loss recognised for an asset no longer exists or has decreased and is recorded in the profit and loss account.

Inventories
Inventories are carried at the lower of cost and net realisable value.

Cost of finished goods is based on the weighted average method, while the cost of production materials and storeroom items is based on the weighted moving average method. Cost of processed inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, where appropriate, and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the year in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the year in which the reversal occurs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provisions
A provision is recognised when there is a present obligation (legal or constructive) as a result of a past event, and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Operating leases
Leases of assets, where substantially all the rewards and risks of ownership are effectively retained by the leasing company, are accounted for as operating leases. Rental payments under operating leases are recognised as an expense in the profit and loss account on a straight-line basis over the lease term.

Income tax
Income tax expense is determined on the basis of tax effect accounting, using the liability method, and is applied to all temporary differences at the balance sheet date between the carrying amounts of assets and liabilities and the amounts used for tax purposes.

Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax liabilities are not provided on undistributed earnings of foreign subsidiaries to the extent the earnings are intended to remain indefinitely invested in those entities. A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Deferred acquisition costs
Deferred acquisition costs relate to costs which are directly attributed to a particular acquisition of investment being considered by the Group. Such deferred acquisition costs would be capitalised as part of the cost of investment upon the consummation of the related acquisition. Other general administrative costs, including the cost of maintaining an acquisition department, are recognised as expense as incurred.

Deferred acquisition costs are written off to the profit and loss account when, in the opinion of the directors, the consummation of such acquisition is deemed remote.

Financial instruments
As of the end of the financial year, the Company's and Group's financial instruments mainly consisted of cash and cash equivalents, receivables, payables, short-term borrowings and non-current payables. The carrying amounts of the Company's and Group's cash and cash equivalents approximate their fair values because of the short maturity of those instruments.

Financial instruments are classified as liabilities or equity in accordance with the substance of contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the assets and settle the liability simultaneously.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments (Continued)
Payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received. Trade payables are normally settled on 15 to 30-day terms.

The carrying amounts of the short-term borrowings approximate their fair values based on borrowing rates currently available for short-term borrowings with similar terms and maturity. Where the effect of time value of money is material, the non-current liabilities are the present value of the expenditures expected to be required to settle the obligation.

Receivables are carried at anticipated realisable value after provision for doubtful accounts. An estimated provision for doubtful debt is made when collection of the amount is no longer probable. Bad debts are written off to the profit and loss account as incurred. Trade receivables generally have 7 to 75-day terms.

Trade receivables which are factored out to financial institutions without recourse to the Group are treated as being fully settled. The corresponding payments from the financial institutions are recorded as cash receipts from customers and no liability is recognised.

Trade receivables which are factored out to financial institutions with recourse to the Group are not treated as being settled. The corresponding payments from the financial institutions are recorded as cash receipts from these institutions and corresponding bank borrowings are recognised.

Reserves
Capital reserve, comprising share premium, is created from the difference arising from the issue of ordinary shares of the Company at an issue price higher than the par value of the shares.

Translation reserve is intended for reflection of translation differences arising on consolidation of financial statements of foreign entities.

Foreign currencies
The Company and its subsidiaries maintain their books and records in their respective measurement currencies.

Transactions in foreign currencies other than the measurement currencies during the year are translated at the exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies other than the measurement currencies are translated at rates of exchange in effect at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

The Group uses forward exchange contracts to manage its foreign exchange exposure on forecasted imports, forecasted exports, and existing foreign currency denominated receivables and payables. On inception, the Group's Treasury identifies certain forward exchange contracts as either (a) a hedge of the fair value of an asset or a liability (fair value hedge), or (b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge).

The Group's criteria for hedge accounting treatment include: (1) the hedging transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (2) the effectiveness of the hedge can be reliably measured, (3) there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, the forecasted transaction that is the subject of the hedges must be highly probable.

(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currencies (Continued)

(a) **Fair value hedge**

Derivatives classified as fair value hedges are carried at fair value with the corresponding change in fair value recognised in the profit and loss account. The carrying amount of the hedged asset or liability is also adjusted for changes in fair value attributable to the hedged risk and the gain or loss associated with that measurement is also recognised in the profit and loss account.

When the hedge ceases to be highly effective, hedge accounting is discontinued.

(b) **Cash flow hedge**

Changes in the fair value of a hedging instrument, that qualifies as a highly effective cash flow hedge, are recognised directly in the translation reserve account in shareholders' equity. The ineffective portion is immediately recognised in the profit and loss account.

If the hedged cash flow results in the recognition of an asset or a liability, all gains and losses previously recognised directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognised in equity are transferred from the translation reserve account to the profit and loss account in the same period or periods during which the hedged firm commitment or forecasted transaction affects the profit and loss account.

When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the profit and loss account.

Forward exchange contracts that are not designated as either fair value or cash flow hedges are classified as held-for-trading and carried at fair value, with changes in fair value included in the profit and loss account.

Deferred growing crops

Deferred growing crops are stated at cost. Expenditures on growing crops include land preparation expenses and other direct expenses incurred during the cultivation period of the primary and ratoon crops. These expenditures on growing crops are deferred and taken into the inventory account based on the estimated total yield during the estimated growth cycle of three years.

Retirement plan

A subsidiary, Del Monte Philippines, Inc, operates a defined benefit plan, the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by the subsidiary, taking into account the recommendations of independent qualified actuaries. The subsidiary also has a contributory provident plan covering participating employees.

The subsidiary uses the projected unit credit method to account for the retirement plan obligations. Under the projected unit credit method, the cost of providing this pension is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every two years. The pension obligation is measured as the present value of the estimated future cash flows using an interest rate of 11% per annum. Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets. The actuarial gains and losses are spread forward and taken to the profit and loss account over the expected average remaining service lives of employees.

The subsidiary's contributions to the contributory provident plan are charged to the profit and loss account in the year to which they relate.

Employee stock option plan

The Company has an Executive Stock Option Plan for the granting of non-transferable options to purchase the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee stock option plan (Continued)
Company's shares. Compensation cost is not recognised in the Company's and the Group's financial statements for the fair value or the intrinsic value of the share options issued.

Biological assets and agricultural produce
Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

Biological assets and agricultural produce, at the point of harvest, are to be measured on initial recognition at their fair value less estimated point-of-sales costs. Biological assets (livestock) are also measured at each balance sheet date at their fair value less point-of-sale costs. Gain and loss arising from these measurements should be included in the net profit or loss for the period in which it arises. However, where the fair value of the biological assets cannot be measured reliably, the biological assets should be stated at cost less accumulated depreciation and any accumulated impairment losses.

The Group states its biological assets (livestock) and its agricultural produce (harvested pineapples), at the point of harvest, at its fair value less estimated point-of-sale costs, except for some of its biological assets (growing crops) where the fair value cannot be measured reliably. For such biological assets, they are measured at costs less any accumulated depreciation and any accumulated impairment losses.

Changes in fair values less estimated point-of-sale costs of livestock and harvested pineapples included in the profit and loss account are as follows:

Net changes in fair value	2004 $'000	2003 $'000
Included in costs of sales, relating to livestock and harvested pineapples sold during the year	6,450	8,010
Included in operating expenses, relating to biological assets remaining unsold as at the end of the year	(475)	512
Total net changes in fair value	5,975	8,522

Due to the net changes in fair value of biological assets that remain unsold at each reporting period, the Group's profit before interest and tax ("PBIT") and net profit for 2004 decreased by approximately $475,000 and $402,000 (2003: increased by $512,000 and $485,000), respectively.

IAS 41 Impact on profitability	2004 $'000	2003 $'000
PBIT	(475)	512
Net profit	(402)	485

Deferred tax liability arising from the temporary differences between the tax base of biological assets and their carrying amount is accounted for in accordance with the accounting policy stated above.

Cash and cash equivalents
Cash represents cash on hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

3. SHARE CAPITAL

	2004 $'000	2003 $'000
Authorised		
– 2,000,000,000 (2003: 2,000,000,000) ordinary shares of $0.01 each	20,000	20,000
Issued and fully paid		
Beginning of year		
– 1,072,079,194 (2003: 1,071,629,194) ordinary shares of $0.01 each	10,721	10,716
Issued during the year		
– 2,404,000 (2003: 450,000) ordinary shares of $0.01 each	24	5
End of year		
– 1,074,483,194 (2003: 1,072,079,194) ordinary shares of $0.01 each	10,745	10,721

Outstanding options

As at 31 December 2004, the outstanding options to subscribe to the Company's ordinary shares of US$0.01 each are as follows:

Date of grant	Description	1 January 2004 or date of grant, if later	Options lapsed	Options exercised	31 December 2004	No. of holders	Exercise price[1]	Exercise period
30.7.1999	IPO Options[2]	5,615,265	672,571	–	4,942,694	25	US$0.504	30.7.2000 -29.7.2009
2.3.2001	Market Price Options[3]	11,060,000	150,000	2,350,000	8,560,000	32	S$0.490	2.3.2003 -1.3.2011
29.5.2002	Market Price Options[4]	2,870,000	160,000	54,000	2,656,000	88	S$0.470	29.5.2004 -28.5.2012

(1) On 20 December 1999, the SGX-ST approved the conversion of the quotation of the Company's shares to Singapore dollars (S$) from United States dollars (US$).

(2) Pursuant to the ESOP Scheme, the Company granted 11,428,571 Initial Public Offering Options ("IPO Options") in July 1999 to certain controlling shareholders and their associates, directors, officers and senior managers of the Group. Each IPO Option entitles its holder to subscribe to one share at the IPO Price of US$0.63, less a 20% discount, or US$0.504 (as at 11 March 2005, this is equivalent to about S$0.816).

(Amounts in United States dollars unless otherwise stated)

3. SHARE CAPITAL (Continued)

Outstanding options (Continued)

The IPO Options are exercisable based on the following terms:

Option exercise period	Terms
From 30 July 2000 to 29 July 2001	(i) Up to 30 percent of IPO Options granted
From 30 July 2001 to 29 July 2002	(ii) Up to 60 percent of IPO Options granted including (i) above
From 30 July 2002 to 29 July 2009	(iii) 100 percent of IPO Options granted

Except for the following IPO Options granted to controlling shareholders and their associates since the start of the ESOP Scheme, no other share options have been granted to controlling shareholders and their associates as at the date of this report:

Controlling shareholders and their associates	Aggregate Options granted 1 January 2004	Granted during the year	Aggregate Options exercised	Aggregate Options lapsed	Aggregate Options outstanding 31 December 2004
Martin P Lorenzo	1,269,841	–	–	–	1,269,841
Regina Lorenzo H-Davila	190,477	–	–	–	190,477
Marco P Lorenzo	175,502	–	–	–	175,502

(3) In 2001, pursuant to the ESOP Scheme, the Company granted 14,050,000 options, which are exercisable based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount ("Market Price Options"), to directors, officers and senior managers of the Group, none of whom are controlling shareholders, and the latter's associates. Each of these Market Price Options entitles its holder to subscribe to one share at S$0.49.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 2 March 2003 to 1 March 2004	(i) Up to 60 percent of Market Price Options granted
From 2 March 2004 to 1 March 2011	(ii) 100 percent of Market Price Options granted

(4) In 2002, the Company granted a second batch of Market Price Options to new senior managers and managerial employees not covered by the first grant of Market Price Options. A total of 3,250,000 Market Price Options were granted based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount. Each of these Market Price Options entitles its holder to subscribe to one share at S$0.47.

3. SHARE CAPITAL (Continued)

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 29 May 2004 to 28 May 2005	(i) Up to 60 percent of Market Price Options granted
From 29 May 2005 to 28 May 2012	(ii) 100 percent of Market Price Options granted

No holder of the options under the ESOP Scheme has received 5% or more of the total options available. Except for options granted to certain directors of the Group who are concurrently directors and/or employees of a controlling shareholder company, no director or employee of a controlling shareholder company has been granted any options. The ESOP Scheme does not extend participation to directors and employees of a controlling shareholder company and its subsidiaries. All outstanding options granted to directors, executives and employees of the Group have a term of 10 years.

Apart from the above, no other options to take up unissued shares were granted during the financial year and as at the date of this report.

The Group and the Company have not recognised any expenses in the financial statements relating to the equity compensation plans in accordance with the Group's accounting policy.

4. SHARE PREMIUM

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
At beginning of year	65,936	65,815	66,075	65,954
Shares issued under share option plan 2,404,000 ordinary shares of $0.01 each (2003: 450,000)	673	121	673	121
At end of year	66,609	65,936	66,748	66,075

Under the British Virgin Islands law in whose jurisdiction the Company operates, the Company's share premium, translation reserves and revenue reserves form part of the Company's surplus account that may be available for dividend distribution.

5. FIXED ASSETS

Group

	Freehold land and buildings $'000	Buildings, land improvements and leasehold improvements $'000	Machinery and equipment $'000	Dairy and breeding herd $'000	Construction-in-progress $'000	Total $'000
Cost						
As at 1.1.2004	6,801	4,620	71,850	378	1,211	84,860
Additions	523	8	2,243	–	2,144	4,918
Due to acquisition of subsidiary	–	303	3,053	–	–	3,356
Disposals	(23)	–	(496)	(65)	–	(584)
Reclassifications	3	98	1,032	–	(1,133)	–
Currency realignment	(91)	(53)	(942)	(5)	(16)	(1,107)
As at 31.12.2004	7,213	4,976	76,740	308	2,206	91,443
Accumulated depreciation						
As at 1.1.2004	2,405	1,268	32,180	288	–	36,141
Charge for the year	114	240	4,994	27	–	5,375
Due to acquisition of subsidiary	–	13	1,916	–	–	1,929
Impairment loss	–	168	–	–	–	168
Disposals	(13)	–	(443)	(57)	–	(513)
Currency realignment	(33)	(10)	(442)	(4)	–	(489)
As at 31.12.2004	2,473	1,679	38,205	254	–	42,611
Charge for 2003	96	216	4,844	40	–	5,196
Net book value						
As at 31.12.2004	4,740	3,297	38,535	54	2,206	48,832
As at 31.12.2003	4,396	3,352	39,670	90	1,211	48,719

Interest cost capitalised for the year amounted to Nil (2003: $72,000).

6. SUBSIDIARIES

	2004 $'000	2003 $'000
Unquoted equity shares, at cost	16,709	10,149

The Company and the Group had the following subsidiaries as at 31 December 2004:

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group		Cost of investment by the Company	
			2004 %	2003 %	2004 $'000	2003 $'000
Held by the Company						
Del Monte Pacific Resources Limited ("DMPRL") (i)	Investment holding	British Virgin Islands	100	100	10,139	10,139
GTL Limited ("GTL") (i)	Trading food products sold mainly under the brand name "Del Monte"	Federal Territory of Labuan, Malaysia	100	100	10	10
DMPL Management Services Pte Ltd ("DMS") (ii)	Providing administrative support and liaison services to the Group	Singapore	100	100	(iii)	(iii)
DMPL India Pte Ltd (ii)	Investment holding	Singapore	100	0	(iii)	0
Abpak Company Limited (iv)	Investment holding	Hong Kong	89	0	6,560	0
					16,709	10,149
Held by DMPRL						
Central American Resources Inc ("CARI") (i)	Investment holding and trading food products mainly under the brand name "Del Monte"	Panama	100	100		
Held by CARI						
Del Monte Philippines, Inc ("DMPI") (v)	Growing, processing and distribution of food products mainly under the brand names "Del Monte" and "Today's"	The Philippines	100	100		

(Amounts in United States dollars unless otherwise stated)

6. SUBSIDIARIES (Continued)

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group	
			2004 %	2003 %
Held by CARI (Continued)				
Dewey Limited ("Dewey") (i)	Owner of the "Del Monte" and "Today's" trademarks in the Philippines	Bermuda	100	100
Pacific Brands Philippines, Inc ("PBPI") (v)	Dormant	State of Delaware, USA	100	100
Hordaland Company Limited ("Hordaland") (i)	Dormant	Hong Kong	100	100
Held by DMPL India Pte Ltd				
Del Monte Foods India Private Limited (vi)	Manufacturing, processing and distributing food and beverages and other related products	Mumbai, India	100 (viii)	0
Held by Abpak Company Limited				
Great Lakes (Tianjin) Fresh Foods and Juice Co., Ltd (vii)	Manufacturing and marketing of fruit juice under the brand names "Great Lakes", "Ming Lang" and "Rougemont"	Tianjin, China	89	0

(i) Not required to be audited by law in its country of incorporation
(ii) Audited by Ernst & Young, Singapore
(iii) Cost of investment of $1
(iv) Audited by Ernst & Young, Hong Kong
(v) Audited by SyCip Gorres Velayo & Co, associate firm of Ernst & Young, Singapore
(vi) Audited by Deloitte, Haskins & Sells, Bangalore, India
(vii) Audited by Ernst & Young, Beijing, China
(viii) 0.1% held by DMPRL

6. SUBSIDIARIES (Continued)

In July 2004, the Company acquired 89% of Abpak Company Limited which holds 100% of Great Lakes (Tianjin) Fresh Foods & Juice Co., Ltd ("Great Lakes"), a China-based premium fruit juice producer.

The acquisition of a subsidiary company has been shown in the consolidated statement of cash flows as a single item. The effect on the individual assets and liabilities at the date of acquisition are set out below:

	$'000
Intangible assets	594
Fixed assets	1,427
Inventories	729
Trade debtors	1,610
Other debtors, deposits and prepayments	274
Cash and bank balances	697
Trade creditors	(1,489)
Other creditors and accruals	(1,354)
Short-term borrowings	(1,494)
Minority interest	(44)
Net assets acquired	950
Goodwill arising on consolidation	5,610
Total consideration (including acquisition related cost)	6,560
Add: Net debt of subsidiary company	797
Cash outflow on acquisition, net of debt	7,357

From the date of acquisition, Abpak group incurred a loss of $480,000 which was included in the net profit of the Group. If the combination had taken place at the beginning of the year, the Group turnover and net profit would have been $207,011,000 and $28,077,000, respectively.

(Amounts in United States dollars unless otherwise stated)

7. INTANGIBLE ASSETS

Group

	Trademarks $'000	Distribution network $'000	Goodwill $'000	Total $'000
Cost				
As at 1 January 2004	12,115	–	–	12,115
Due to acquisition of subsidiary	365	227	5,610	6,202
As at 31 December 2004	12,480	227	5,610	18,317
Accumulated amortisation				
As at 1 January 2004	2,799	–	–	2,799
Amortisation	339	23	–	362
As at 31 December 2004	3,138	23	–	3,161
Net book value				
As at 31 December 2004	9,342	204	5,610	15,156
As at 31 December 2003	9,316	–	–	9,316

Movements in accumulated amortisation during the financial year were as follows:

	Group 2004 $'000	Group 2003 $'000
At beginning of year	2,799	2,496
Amortisation during the year – Del Monte & Today's trademark	303	303
– Great Lakes trademark and distribution network	59	–
At end of year	3,161	2,799

In November 1996, a subsidiary, DMPRL, entered into a sub-license agreement with an affiliated company to acquire the exclusive right to use the "Del Monte" trademark in the Indian Sub-continent territories in connection with the production, manufacture, sale and distribution of food products and the right to grant sub-licenses to others ("Indian Sub-continent trademark").

Under the terms of the agreement, a total consideration of $10 million would be payable by DMPRL to the affiliated company for the right to use the trademark. The first sum of $1 million was paid during 1996 and the remaining $9 million will be payable by instalments. Each instalment will equal forty percent of "Net Income" which is determined on the basis specified in the agreement, but the balance of the $9 million has to be paid in any event no later than 30 November 2006. The licensed trademarks were recorded at the net present value of the estimated future cash payments to be made as at 31 December 1996. The difference between the cash price equivalent of the intangible asset and the total payment is capitalised and has been offset against the payable to the affiliated company. In arriving at the net present value of the future cash payments, a discount rate that approximates the cost of funds to the Company has been used. The approximate net carrying amount and the remaining amortisation period of the Indian Sub-continent trademark as at 31 December 2004 are $6,072,000 and 32 years (2003: $6,261,000 and 33 years), respectively.

7. INTANGIBLE ASSETS (Continued)

In addition, a subsidiary, Dewey, owns the "Del Monte" and "Today's" trademarks for use in connection with processed foods in the Philippines ("Philippine trademarks"). The approximate net carrying amount and the remaining amortisation period of the Philippine trademarks as at 31 December 2004 are $2,941,000 and 26 years (2003: $3,055,000 and 27 years), respectively.

These trademarks give the Group the exclusive perpetual right to use the trademarks in the specified countries. It is expected that a significant amount of revenue will be generated from the use of these trademarks for at least 40 years.

In July 2004, the Company acquired 89% of Abpak Company Limited for an aggregate value of $10,100,000. This includes the initial investment of $6,276,000 plus acquisition related costs of $284,000 for Great Lakes' net assets of $358,000, thus recognising goodwill of $6,202,000. However, with the adoption of IFRS 3, only $592,000 of intangibles with finite life of 5 years is subject to amortisation and the remaining $5,610,000 is subject to annual impairment test. The net carrying amount and the remaining amortisation period of Great Lakes' intangibles (other than goodwill) as at 31 December 2004 are $533,000 and 4.5 years, respectively.

8. OTHER ASSETS

	Group	
	2004 $'000	2003 $'000
Advances to growers	3,366	3,291
Security deposit	1,311	1,426
Land expansion (development cost of acquired leased areas)	948	912
Others	605	404
	6,230	6,033

Advances to growers may be applied against the minimum guaranteed profits to growers. Land expansion assets are development costs of newly acquired leased areas which include costs such as creation of access roads, construction of bridges and clearing costs.

9. INVENTORIES

	Group	
	2004 $'000	2003 $'000
Finished goods		
- at cost	9,616	16,733
- at net realisable value	134	142
Raw materials and packaging supplies		
- at cost	25,929	24,222
- at net realisable value	–	432
	35,679	41,529

Inventory is stated after provision for inventory obsolescence. Movement in the provision for inventory obsolescence during the financial year are as follows:

	Group	
	2004 $'000	2003 $'000
At beginning of year	2,505	440
Provision for the year	2,549	2,132
Write-off against provision	(3,360)	(46)
Currency realignment	(32)	(21)
At end of year	1,662	2,505

10. BIOLOGICAL ASSETS

	Group	
	2004 $'000	2003 $'000
Livestock		
- at fair value	3,494	2,623
- at cost	408	1,122
	3,902	3,745
Deferred growing crops - at cost	33,346	30,489
	37,248	34,234

The Group's livestock comprises of live cattle, growing herd, beef herd, dairy and cattle for slaughter. The fair value was determined based on the actual selling prices approximating those at year end less estimated point-of-sale costs. Live cattle are valued at fair value less estimated point-of-sale costs. Growing herd, beef herd, dairy and cattle for slaughter are valued at cost.

10. BIOLOGICAL ASSETS (Continued)

Reconciliation of changes in the carrying amount:

	Group	
	2004 $'000	2003 $'000
Livestock		
At beginning of year/date of acquisition	3,745	5,724
Currency realignment	(48)	(250)
Increases due to purchases	10,222	14,082
Gain arising from changes in fair value less estimated point-of-sale costs attributable to price changes	55	369
Decreases due to sales	(10,072)	(16,180)
At end of year	3,902	3,745

	Group	
	2004 $'000	2003 $'000
Deferred growing crops		
At beginning of year	30,489	30,970
Currency realignment	(408)	(1,302)
Additions	25,817	24,468
Harvested	(22,552)	(23,647)
At end of year	33,346	30,489

(Amounts in United States dollars unless otherwise stated)

11. TRADE DEBTORS

	Group	
	2004 $'000	2003 $'000
Trade debtors	24,887	21,633
Less provision for doubtful debts	(906)	(961)
	23,981	20,672

Movements in provision for doubtful debts during the financial year were as follows:

	2004	2003
At beginning of year	961	956
Provision for the year	79	177
Write-back of provision	(69)	(16)
Write-off against provision	(52)	(114)
Currency realignment	(13)	(42)
At end of year	906	961

12. OTHER DEBTORS, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Prepayments	4,649	4,093	2	–
Other recoverables	1,410	725	–	–
Deposits	765	796	–	–
Non-trade debtors	595	949	–	–
Downpayment from contractors	106	243	–	–
	7,525	6,806	2	–

13. DUE FROM/TO SUBSIDIARIES (NON-TRADE)

These balances are unsecured, non-interest bearing and repayable on demand.

14. OTHER CREDITORS AND ACCRUALS

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Accrued operating expenses	10,853	10,124	386	461
Customer deposits	3,414	3,324	–	–
Accrued payroll expenses	2,202	1,760	–	–
Value-added tax payable	886	494	–	–
Withheld from employees (taxes and social security cost)	801	858	–	–
Other creditors	35	19	6	6
	18,191	16,579	392	467

Included in the accrued payroll expenses of the Group are retirement benefit obligations of approximately $96,000 (2003: $89,000) (Note 15).

15. RETIREMENT BENEFIT OBLIGATIONS

A subsidiary, DMPI, has a defined benefit retirement plan covering substantially all of its officers and regular full-time employees. The benefits are based on a percentage of latest monthly salary and credited years of service. Total pension contributions charged to the consolidated profit and loss account amounted to about PHP65.4 million or $1,166,000 for the year (2003: PHP58.4 million or $1,076,000). DMPI's annual contribution to the pension plan consists of payments covering the current service cost for the year plus payments towards funding the actuarial accrued liability, if any.

Amount recognised in the balance sheet:

	Group	
	2004 $'000	2003 $'000
Present value of funded obligations	28,527	24,600
Fair value of plan assets	(27,154)	(24,298)
Unfunded actuarial liability	1,373	302
Unrecognised actuarial (gains) loss	(1,277)	(213)
Net liability recorded under accrued payroll expenses (Note 14)	96	89

The pension plan assets include some of the buildings occupied by the subsidiary under a long-term lease with a fair value of approximately $5,554,000 (2003: $5,554,000).

(Amounts in United States dollars unless otherwise stated)

15. RETIREMENT BENEFIT OBLIGATIONS (Continued)

The amount recognised in the profit and loss account is as follows:

	Group	
	2004 $'000	2003 $'000
Current service cost	1,321	1,070
Interest cost	2,706	2,493
Expected return on plan assets	(2,861)	(2,487)
Total included in staff costs (Note 20)	1,166	1,076

The actual return on plan assets was $3,592,000 (2003: $2,854,000).

Movement in the liability recognised in accrued payroll expenses:

	Group	
	2004 $'000	2003 $'000
At beginning of year	89	85
Exchange differences	(6)	(28)
Total expense	1,166	1,076
Contributions paid	(1,153)	(1,044)
At end of year	96	89

The funded obligation and plan assets are measured and valued with the advice of qualified actuaries who carry out a full valuation once every two years. The last valuation of these obligations and plans was performed in 2003 wherein the results of these valuations form the basis of the fair value of the funded obligations and plan assets for 2003 and 2004.

The principal actuarial assumptions used for accounting purposes were:

	Group	
	2004 % per annum	2003 % per annum
Discount rate	11	11
Expected return on plan assets	11	11
Future salary increases	6.5 - 8	6.5 - 10

(Amounts in United States dollars unless otherwise stated)

16. SHORT-TERM BORROWINGS (UNSECURED)

The amounts are unsecured, bearing weighted average effective interest rates at 2.0% to 8.4% (2003: 1.9% to 10.5%) per annum and mature within twelve months.

The interest rate exposure of the borrowings of the Group was as follows:

	Group	
	2004 $'000	2003 $'000
Total borrowings at floating rates	29,810	31,276

17. DUE TO AN AFFILIATED COMPANY (NON-TRADE)

The balance is unsecured, non-interest bearing and is repayable based on the terms as disclosed in Note 7.

18. TURNOVER

Turnover of the Company comprises of dividend income from its investment in subsidiaries.

Turnover of the Group comprises of gross invoiced sales, net of discounts and returns, and is recognised when goods are delivered, and title has passed to customers. Significant intra-group transactions have been excluded from Group turnover.

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Sale of goods	199,579	199,235	–	–
Dividend income from unquoted investment in subsidiaries	–	–	22,541	23,256
	199,579	199,235	22,541	23,256

19. OTHER OPERATING EXPENSES

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Provision for inventory obsolescence	2,549	2,132	–	–
Incentive award benefit (Note 26)	434	1,800	–	–
Direct write-off of inventories	–	1,232	–	–
Write-off of deferred acquisition costs	486	351	486	351
Amortisation of intangibles	362	303	–	–
Net changes in fair value of biological assets that remain unsold as at the end of the year	475	(512)	–	–
Product claims	88	340	–	–
Product reconditioning costs	–	396	–	–
Others	1,897	2,157	290	94
	6,291	8,199	776	445

20. STAFF COSTS

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Wages and salaries (Note (a) below)	28,052	28,951	727	654
Social security costs	1,254	1,303	–	–
Pension costs - provident fund	382	367	–	–
Pension costs - defined benefit plans (Note 15)	1,166	1,076	–	–
Incentive award benefit (Note 26)	434	1,800	–	–
Production profit share (Note (b) below)	143	87	–	–
	31,431	33,584	727	654
Number of persons employed on a full-time basis at end of the year	5,727	5,707	–	–

(a) Includes directors' fees and remuneration of the Group and Company of approximately $1,028,000 and $637,000 (2003: $937,000 and $654,000), respectively.

(b) In compliance with the Philippine Comprehensive Agrarian Reform Law ("CARL") under Executive Order No. 229 and Republic Act No. 6657, a substantial portion of the land previously leased in the Philippines by DMPI from the National Development Company ("NDC") was submitted for land distribution to the Department of Agrarian Reform ("DAR") and subsequently awarded to beneficiaries who formed a cooperative.

20. STAFF COSTS (Continued)

On 21 February 1989, DMPI and the beneficiaries' cooperative entered into a lease agreement on the said land at a certain fee for a period of 25 years starting 1 March 1989. DMPI used the land and paid rentals based on the lease agreement pending formal ratification of such agreement by DAR. On 11 January 1991, DAR ratified the amendment in the existing lease agreement, which reduced the lease period to 10 years and increased the annual fee effective from 12 December 1988. On 11 January 1997, DMPI and the beneficiaries' cooperative entered into a new lease agreement extending the lease period for another 25 years starting 11 January 1999.

The remaining land leased from NDC devoted to non-agricultural activities is not submitted for land distribution and continues to be subject to a long-term lease extending until 2032.

Privately owned lands are covered by existing crop producer and grower contracts which are continually being renewed. For certain private lands that exceed the allowable retention limits, the law requires compulsory acquisition and distribution to qualified beneficiaries. The continuation of these lease agreements is dependent on the terms and conditions to be agreed upon by the parties involved.

Pursuant to the requirements of the CARL, the Company granted its qualified employees, who are regular farmworkers and technical farmworkers, a share in the production profits realised from the operation of leased private agricultural land under deferred coverage of the CARL in accordance with the sharing scheme approved by DAR.

The Company has accrued for the estimated amount of production profit share of approximately $87,143 (2003: $87,000) that the Company believes is in full compliance with the implementing guidelines of the law.

21. PROFIT FROM OPERATIONS

This is determined after charging (crediting) the following:

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Auditors' remuneration				
- payable to the auditors of the Company	116	124	105	111
- payable to other auditors	114	90	–	–
Non-audit fees				
- payable to the auditors of the Company	34	94	32	93
- payable to other auditors	128	–	–	–
Depreciation of fixed assets	5,375	5,196	–	–
Provision for doubtful trade debts	79	177	–	–
Research and development expenditure	175	158	–	–
Operating lease rentals	5,686	4,974	–	–
Gain on disposal of fixed assets	(92)	–	–	–
Write-back of provision	(69)	(16)	–	–

22. FINANCIAL INCOME (EXPENSES)

(a) Financial income

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Interest income from:				
- bank deposits	678	444	–	–
- affiliated companies	80	388	–	–
- others	3	–	–	–
	761	832	–	–

(b) Financial expenses

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Interest expenses on:				
- bills payable	(1,869)	(1,720)	–	–
- factoring	(84)	(109)	–	–
- others	(401)	(333)	–	–
Foreign exchange losses, net	(221)	(437)	–	–
	(2,575)	(2,599)	–	–

23. TAXATION

(a) Group income tax has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. Details of provision for Group foreign income tax are as follows:

	Group	
	2004 $'000	2003 $'000
Current tax		
- current year	3,953	2,159
Deferred tax		
- current year	1,162	(465)
	5,115	1,694

The Company
There is no tax expense for the Company as the income of the Company is exempt from all income taxes in the British Virgin Islands.

(Amounts in United States dollars unless otherwise stated)

23. TAXATION (Continued)

The Group

The effective income tax rate of the Group for the year was 15.4% (2003: 5.3%). The reconciliation between tax and profit before taxation multiplied by the applicable tax rate is as follows:

	Group	
	2004 $'000	2003 $'000
Profit before taxation	33,174	31,891
Taxation on profit at the weighted average of the applicable tax rates (see (b) below)	4,230	1,441
Tax effect of IAS that was taxable at 15.4% (2003: 5.3%)	79	(136)
Final tax on dividend	799	382
Translation adjustment	1	–
Others	6	7
	5,115	1,694

(b) The applicable weighted average tax rate is determined to be 15.4% (2003: 5.3%) and is calculated using the tax rates applicable in the jurisdictions where the companies in the Group operate. Although the Group's principal subsidiary is in the Philippines where the current tax rate is 32% (2003: 32%), other companies in the Group operate their businesses in jurisdictions where they are subjected to lower tax rate or considered exempt from tax.

(c) The tax impact of temporary differences between the basis of assets and liabilities for financial reporting and taxation purposes that gives rise to deferred tax assets or liabilities are analysed as follows:

Group

	At beginning of year	Charged/ (credited) to profit and loss	Exchange differences	At end of year
	$'000	$'000	$'000	$'000
Deferred income tax liabilities				
Accelerated depreciation allowance	3,450	349	(48)	3,751
Deferred growing crops	5,369	508	(74)	5,803
Net changes in fair value of biological assets that remain unsold as at the end of the year	103	(73)	–	30
	8,922	784	(122)	9,584
Deferred income tax assets				
Provisions	1,350	(387)	35	998
Foreign exchange differences	122	9	(2)	129
	1,472	(378)	33	1,127
Net deferred tax liabilities	7,450	1,162	(155)	8,457

(Amounts in United States dollars unless otherwise stated)

23. TAXATION (Continued)

The Group (Continued)

(d) The total amount of potential income tax consequences that would arise from the payment of dividends to the shareholders of the Company, resulting from a withholding tax of 15% on the total revenue reserves as at 31 December 2004 of a subsidiary based in the Philippines, is approximately $3,779,000 (2003: $3,942,000) based on prevailing exchange rate at the balance sheet date.

24. DIVIDENDS

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Final dividend paid in respect of the previous financial year of 1.28 cents per share less tax at Nil % (2003: 1.56 cents per share less tax at Nil %)	13,748	16,717	13,748	16,717
Interim dividend paid of 0.54 cents per share less tax at Nil % (2003: 0.41 cents per share less tax at Nil %)	5,802	4,396	5,802	4,396
	19,550	21,113	19,550	21,113

Subsequent to the financial year, the directors declared a final dividend of 1.81 cents per share, less tax at Nil %, amounting to $19,448,000 in respect of the financial year ended 31 December 2004. These dividends have not been provided for in the financial year ended 31 December 2004.

25. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	2004	2003
Net profit attributable to shareholders ($'000)	28,112	30,197
Weighted average number of ordinary shares in issue ('000)	1,073,800	1,071,838
Basic earnings per share (in cents)	2.62	2.82

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares which are the share options granted to employees.

For the diluted earnings per share in relation to the share options, a calculation is done to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares for the financial year) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the 'unpurchased' shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. For the share options calculation, no adjustment is made to net profit attributable to shareholders.

(Amounts in United States dollars unless otherwise stated)

25. EARNINGS PER SHARE (Continued)

	2004	2003
Net profit attributable to shareholders, representing amount used to determine diluted earnings per share ($'000)	28,112	30,197
Weighted average number of ordinary shares in issue ('000)	1,073,800	1,071,838
Adjustments for share options ('000)	2,700	930
Weighted average number of ordinary shares for diluted earnings per share ('000)	1,076,500	1,072,768
Diluted earnings per share (in cents)	2.61	2.81

26. SIGNIFICANT RELATED PARTY TRANSACTIONS

The major shareholders of the Company are Del Monte Holdings Limited (formerly known as Juliet Holdings SA) and MCI Inc (both incorporated in the British Virgin Islands). Del Monte Holdings Limited is an indirect wholly-owned subsidiary of Cirio Del Monte NV in Amministrazione Straordinaria (incorporated in the Netherlands). MCI, Inc is a wholly-owned subsidiary of Macondray & Co, Inc (incorporated in the Philippines).

The Group and the Company had significant transactions with related parties in terms agreed between the parties as follows:

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Income				
Sales to Cirio Del Monte group of companies	21,071	20,218	–	–
Sales to Macondray group of companies	2,245	2,372	–	–
Financial income from Cirio Del Monte group of companies	80	388	–	–
Sub-total	23,396	22,978	–	–
Expenses				
Purchases from Cirio Del Monte group of companies	286	154	–	–
Purchases from Macondray group of companies	2,304	2,194	–	–
Management fees to a subsidiary, DMS	–	–	267	238
Purchases from Waterloo Land and Livestock Co Pty Ltd	4,749	7,128	–	–
Financial expenses to Cirio Del Monte group of companies	23	–	–	–
Sub-total	7,362	9,476	267	238
Aggregate value	30,758	32,454	267	238

(Amounts in United States dollars unless otherwise stated)

26. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

The transactions with related companies are carried out under commercial terms and conditions. Pricing for the sales of products are market-driven, less certain allowances, with prices for certain supplemental volumes subject to a price floor mechanism intended to cover product costs. For purchases, the Group policy is to solicit competitive quotations. Bids from any related party are evaluated on arm's length commercial terms and subject to bidding against third party suppliers. Purchases are normally awarded based on the lowest price.

The aggregate value of the sales, purchases and other transactions between the Group, Cirio Del Monte group of companies and Macondray group of companies for the financial year 2004 amounted to $30.8 million (2003: $32.5 million). The related party transactions between Cirio Del Monte group are for nine months to 30 September 2004 with the acquisition of Del Monte Foods Europe by Fresh Del Monte Produce Inc from the Cirio Del Monte group on 1 October 2004. All related party transactions during the financial year (save for those below S$100,000) were conducted pursuant to the shareholders' mandate obtained at the Company's last Annual General Meeting ("AGM") held on 28 April 2004. The Company will seek a fresh mandate for recurring related party transactions in the forthcoming AGM to be held on 26 April 2005.

Post employment benefits to management personnel and employees

Certain management personnel of the Group are entitled to post employment benefits as defined under a subsidiary's defined benefit plan. The retirement plan covers substantially all of the subsidiary's officers and regular full-time employees. The benefits are based on a percentage of latest monthly salary and credited years of service (Note 15).

Shares issued and share options granted to directors

Pursuant to the Company's Initial Public Offering ("IPO") in 1999, Reserved Shares amounting to an aggregate of 19,829,000 ordinary shares of par value US$0.01 each were issued to the then directors at the IPO price US$0.63 each. As at 31 December 2004, the directors of the Company holding office at the end of the financial year held an aggregate of 2,818,000 (2003: 2,818,540) ordinary shares of par value US$0.01 each.

Pursuant to an Executive Stock Option Plan, the Company granted 5,941,668 IPO Options to the then directors of the Company in 1999, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2004, the outstanding number of IPO Options granted to the directors of the Company holding office at the end of the financial year was 2,403,837 (2003: 2,403,837).

In addition, on 2 March 2001, the Company granted 4,750,000 Market Share Options to the then directors of the Company, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2004, the outstanding number of Market Price Options granted to the directors of the Company holding office at the end of the financial year was 2,750,000 (2003: 2,750,000).

Incentive Award Programmes

The Group has incentive award programmes which cover its managerial and executive personnel. Each year, the Group accrues for estimated liability for bonuses based on the current year performance.

Supply contracts

The Group has a long-term supply contract for pineapple products with Del Monte International, Inc (formerly known as Cirio Del Monte International, Inc) formerly a member of the Cirio Del Monte group of companies, which had been in effect since 1990. Under this agreement, canned pineapples and juice, mixed tropical fruits and pineapple concentrate are supplied by the Group for distribution to European, African and Middle Eastern markets. Pricing in this contract is market-driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs (Note 28(c)).

(Amounts in United States dollars unless otherwise stated)

27. CONTINGENCIES

(a) The Group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the Group.

(b) As at 31 December 2004, the Group had outstanding letters of credit amounting to approximately $0.4 million (2003: $3.0 million).

(c) A subsidiary, DMPI has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately $6.0 million to another subsidiary. As at 31 December 2004, the subsidiary has not utilised the said bank facilities (2003: Nil).

28. COMMITMENTS

(a) **Operating lease commitments**

Based on existing agreements, the future minimum rental commitments as at 31 December 2004 for all non-cancellable long-term leases of real property, offices, equipment and grower agreements (including the estimated rental on lands previously owned by NDC and submitted for land distribution in compliance with the CARL) are as follows:

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Within one year	6,706	4,292	–	–
Between one to five years	22,637	18,235	–	–
More than five years	34,978	38,993	–	–
	64,321	61,520	–	–

Included in the above were commitments denominated in Philippine Peso of PHP3,499 million (2003: PHP3,368 million).

Most of the above leases contain renewable options. Some of the leases contain escalation clauses but do not provide for contingent rents. Lease terms do not contain any restrictions on Group activities concerning dividends, additional debts or further leasing.

28. COMMITMENTS (Continued)

(b) Future capital expenditure

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Capital expenditure not provided for in the financial statements				
- commitments in respect of contracts made	429	77	–	–
- uncommitted amounts approved by directors	8,815	6,338	–	–
	9,244	6,415	–	–

(c) Supply contracts

The Group has entered into long-term international supply contracts with six distributors in the normal course of business. Five of these distributors have exclusive rights to the Del Monte trademarks in their respective market territory or product category. The supply contracts with these parties are generally terminable by giving the other prior written notice of between 18 to 36 months (from certain pre-agreed dates onwards) or based on agreed expiry terms of the contracts, subject to options to renew the agreements and other terms and conditions as stated in each agreement with the respective distributor. Pricing of the sales of products under the supply contracts are generally market-driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs.

(d) Forward foreign exchange contracts

During the year, a subsidiary entered into forward exchange contracts with certain banks to hedge against foreign currency exposures. As of 31 December 2004, there is no outstanding short-term forward exchange contract (2003: no outstanding short-term forward exchange contract).

29. FINANCIAL INSTRUMENTS

Aggregate banking facilities for trade financing (including letters of credit and bills purchase lines) and receivables factoring as at 31 December 2004 were $179.4 million, of which $26.8 million had been utilised. (2003: $143.0 million, of which $32.6 million had been utilised).

Financial risk management objectives and policies

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and approves policies for managing each of these risks and they are summarised below.

(Amounts in United States dollars unless otherwise stated)

29. FINANCIAL INSTRUMENTS (Continued)

Interest rate risk
The Group obtains financing through bank borrowings and leasing arrangements. The Group's policy is to obtain the most favourable interest rate available without increasing its foreign currency exposure.

Surplus funds are placed with reputable banks.

Information on Group's interest rate exposure is also disclosed in the Notes on the Group's borrowings.

Liquidity risk
Short-term funding is obtained from short-term bank loan facilities.

Foreign exchange currency risk
In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies.

Credit risk
The Group sells its products through major distributors in various geographical regions. Credit risk exposure to the Group lies in the outstanding trade receivables recorded in the balance sheet as at year-end.

Apart from the above, the Company and the Group have no significant concentration of credit risk with any single counterparty or group counterparties.

Fair values
The carrying amounts of the following financial assets and financial liabilities approximate to their fair value: cash and bank balances, fixed deposits, trade debtors and creditors, other debtors and creditors and short-term borrowings.

Fair value of the amount due to an affiliated company (non-trade) included under non-current liabilities in the balance sheet is approximately $8,325,000 (2003: $8,010,000). The fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

(Amounts in United States dollars unless otherwise stated)

30. GROUP SEGMENTAL REPORTING

Primary reporting format - business segments

The Group sells its products on a worldwide basis. It products are broken down into: processed products, beverages and non-processed products. Each segment primarily consists of the following product variety: (1) Processed products: pineapple solids, tropical mixed fruits, tomato-based products, pasta, condiments and others; (2) Beverages: pineapple juice, juice drinks and pineapple concentrate; and (3) Non-processed products: cattle and fresh pineapples.

Segment assets consist primarily of operating assets such as fixed assets, other assets, inventories, trade and other debtors and other current assets. Unallocated assets comprise of short-term deposits and cash and bank balances. Segment liabilities comprise of operating liabilities. Unallocated liabilities consist of short-term borrowings, provision for taxation and deferred taxation. Capital expenditure comprises of additions to fixed assets and intangible assets.

Year ended 31 December 2004

	Processed Products $'000	Beverages $'000	Non-processed Products $'000	Consolidated $'000
Turnover	134,458	54,625	10,496	199,579
Profit from operations, representing segment result	22,649	12,156	183	34,988
Net foreign exchange loss	(137)	(83)	(1)	(221)
Profit before interest and taxation	22,512	12,073	182	34,767
Net interest expense	(990)	(595)	(8)	(1,593)
Profit before taxation	21,522	11,478	174	33,174
Taxation				(5,115)
Minority interest				53
Net profit attributable to shareholders				28,112
Segment assets	100,000	67,548	7,230	174,778
Unallocated assets				57,517
Consolidated total assets				232,295
Segment liabilities	26,066	8,638	567	35,271
Unallocated liabilities				39,443
Consolidated total liabilities				74,714
Capital expenditure	2,351	2,471	96	4,918
Depreciation	3,086	2,125	164	5,375
Amortisation	211	131	20	362
Non-cash expenses (net) other than depreciation and amortisation	2,606	1,191	33	3,830

30. GROUP SEGMENTAL REPORTING (Continued)

Primary reporting format - business segments (Continued)

Year ended 31 December 2003

	Processed Products $'000	Beverages $'000	Non-processed Products $'000	Consolidated $'000
Turnover	137,204	47,425	14,606	199,235
Profit from operations, representing segment result	23,516	9,300	842	33,658
Net foreign exchange loss	(308)	(122)	(7)	(437)
Profit before interest and taxation	23,208	9,178	835	33,221
Net interest expense	(937)	(372)	(21)	(1,330)
Profit before taxation	22,271	8,806	814	31,891
Taxation				(1,694)
Net profit attributable to shareholders				30,197
Segment assets	116,540	47,057	7,537	171,134
Unallocated assets				50,510
Consolidated total assets				221,644
Segment liabilities	24,673	6,595	1,635	32,903
Unallocated liabilities				39,458
Consolidated total liabilities				72,361
Capital expenditure	4,138	3,289	132	7,559
Depreciation	3,186	1,846	164	5,196
Amortisation	206	70	27	303
Non-cash expenses (net) other than depreciation and amortisation	1,053	830	98	1,981

Secondary reporting format - geographical segments

The Group's three business segments are managed on a worldwide basis through two main geographical areas, namely, Asia and Europe/North America.

	Turnover		Total assets		Capital expenditure	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Asia	131,412	127,239	232,295	221,644	4,918	7,559
Europe/North America	68,167	71,996	–	–	–	–
Total	199,579	199,235	232,295	221,644	4,918	7,559

Segmentation of revenue is based on the geographical area in which the customers are located. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

(Amounts in United States dollars unless otherwise stated)

31. DIRECTORS' REMUNERATION

Number of directors of the Company in the various remuneration bands are as follows:

	Group					
	Executive Directors		Non-executive Directors		Total	
	2004	2003	2004	2003	2004	2003
S$500,000 and above	–	–	–	–	–	–
S$250,000 to S$499,999	1	–	–	–	1	–
S$0 to S$249,999	2	3	8	8	10	11
	3	3	8	8	11	11

32. COMPARATIVE FIGURES

Turnover and gross profit for 2003 were restated due to a change in definition of mass displays and reclassification of certain depreciation items between cost of sales and operating expenses to conform to current reporting standards. Mass displays were previously treated as indirect promotions and classified under advertising and promotions. These are currently treated as direct promotions and netted out of turnover. Turnover and gross profit before reclassification for 2003 were $200,445,000 and $58,497,000, respectively.

STATISTICS OF SHAREHOLDINGS

as at 17 March 2005

Authorised Share Capital : US$20,000,000
Issued and Fully Paid-up Capital : US$10,770,132
Class of Shares : Ordinary shares of US$0.01 each, with each ordinary share entitled to one vote

Distribution of Shareholdings

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 – 999	6	0.04	1,493	0.00
1,000 – 10,000	14,054	96.17	26,663,069	2.47
10,001 – 1,000,000	534	3.65	23,544,486	2.19
1,000,001 and above	20	0.14	1,026,804,146	95.34
Total	14,614	100.00	1,077,013,194	100.00

Twenty Largest Shareholders

No.	Name	No. of Shares	%
1	DBS Trustee Ltd	546,530,890	50.75
2	DBS Nominees Pte Ltd	161,292,122	14.98
3	ABN Amro Nominees S'pore Pte Ltd	119,146,533	11.06
4	United Overseas Bank Nominees Pte Ltd	56,409,000	5.24
5	Lee Pineapple Company Pte Ltd	35,765,000	3.32
6	HSBC (Singapore) Nominees Pte Ltd	31,737,143	2.95
7	Raffles Nominees Pte Ltd	15,785,154	1.47
8	Citibank Nominees S'pore Pte Ltd	14,115,000	1.31
9	MCI, Inc	10,853,223	1.01
10	UOB Kay Hian Pte Ltd	7,757,596	0.72
11	Pineapples of Malaya Private Limited	5,360,000	0.50
12	Representations International (HK) Ltd	5,000,000	0.46
13	HL Bank Nominees (S) Pte Ltd	4,980,000	0.46
14	Lin Shui Chin	2,365,000	0.22
15	Lee Wee Heng Richard	2,018,000	0.19
16	DBS Vickers Securities (S) Pte Ltd	1,965,000	0.18
17	Merrill Lynch (S'pore) Pte Ltd	1,619,000	0.15
18	Morgan Stanley Asia (S'pore) Securities Pte Ltd	1,585,485	0.15
19	Kim Eng Securities Pte Ltd	1,352,000	0.12
20	DB Nominees (S) Pte Ltd	1,168,000	0.10
Total		1,026,804,146	95.34

Substantial Shareholders (as recorded in the Register of Substantial Shareholders)

	Direct interest		Indirect interest		Total interest	
Name of shareholder	No. of shares	%[1]	No. of shares	%[1]	No. of shares	%[1]
Del Monte Holdings Ltd [2]	428,570,000	39.79	–	–	428,570,000	39.79
Del Monte Group Ltd [3]	–	–	428,570,000	39.79	428,570,000	39.79
MCI, Inc [4]	227,467,962	21.12	–	–	227,467,962	21.12
Macondray & Co, Inc [5]	–	–	227,467,962	21.12	227,467,962	21.12
Martin P Lorenzo [5]	–	–	227,467,962	21.12	227,467,962	21.12
Tomas P Lorenzo [5]	–	–	227,467,962	21.12	227,467,962	21.12
Iona Investment Pte Ltd	69,354,122	6.44	–	–	69,354,122	6.44

Percentage of Shareholdings in Public's Hand

Based on the information provided, to the best knowledge of the Directors and Substantial Shareholders of the Company, 32.65% of the Company's shares are held in the hands of the public. Accordingly, the Company has complied with Rule 723 of the Listing Manual of the SGX-ST.

Notes:

(1) Based on 1,077,013,194 issued ordinary shares of US$0.01 each ("Shares") in the capital of the Company as at the date hereof.

(2) Del Monte Holdings Ltd ("DMH", formerly known as Juliet Holdings SA) is the beneficial owner of 310,772,467 Shares held by DBS Trustee Ltd and 117,797,533 Shares held by ABN Amro Nominees Singapore Pte Ltd.

(3) Del Monte Group Ltd ("DMG") holds all the issued shares in DMH and is deemed to have an interest in DMH's 428,570,000 Shares. Del Monte Group Overseas Ltd ("DMO") holds all the issued shares in DMG and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio Del Monte NV in Amministrazione Straordinaria ("Cirio NV") holds all the issued shares in DMO and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio Finanziaria SpA in Amministrazione Straordinaria ("Cirio SpA") holds all the issued shares in Cirio NV and is deemed to have an interest in DMH's 428,570,000 Shares.

(4) MCI, Inc ("MCI") is the beneficial owner of 213,257,143 Shares held by DBS Trustee Ltd, 10,853,223 Shares held under its own name, MCI, and 3,357,596 Shares held by UOB Kay Hian Pte Ltd.

(5) Macondray & Co, Inc holds all the issued shares in MCI and is deemed to have an interest in MCI's 227,467,962 Shares. The Lorenzo Group (comprising members of the family of the late Luis F Lorenzo, Sr), which includes directors, Martin P Lorenzo and Tomas P Lorenzo, is deemed to have an interest in MCI's 227,467,962 Shares through Lapanday Holdings Corporation, St. Tropez Holdings Corporation, Macondray Holdings Corporation and Pioneer Ventures, Inc.

INTERESTED PERSON TRANSACTIONS

as at 31 December 2004

(Amounts in United States dollars)

The aggregate value of Interested Person Transactions conducted pursuant to the shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual were as follows:

	Group	
	2004 $'000	2003 $'000
Income		
Sales to Cirio Del Monte group of companies	21,071	20,218
Sales to Macondray group of companies	2,245	2,372
Financial income from Cirio Del Monte group of companies	80	388
	23,396	22,978
Expenses		
Purchases from Cirio Del Monte group of companies	286	154
Purchases from Macondray group of companies	2,304	2,194
Purchases from Waterloo Land and Livestock Co Pty Ltd	4,749	7,128
Financial expenses to Cirio Del Monte group of companies	23	–
	7,362	9,476
Aggregate value	30,758	32,454

PROFORMA GROUP FINANCIAL INFORMATION*

for the year ended 31 December 2004

(Amounts in Singapore dollars)

	2004 $'000	2003 $'000
Turnover	337,289	346,669
Cost of sales	(242,040)	(246,466)
Gross profit	95,249	100,203
Distribution and selling expenses	(18,607)	(21,503)
General and administration expenses	(6,880)	(5,869)
Other operating expenses	(10,632)	(14,266)
Profit from operations	59,130	58,565
Financial income	1,286	1,448
Financial expenses	(4,352)	(4,522)
Profit before taxation	56,064	55,491
Taxation	(8,644)	(2,948)
Profit after taxation	47,420	52,543
Minority interest	90	–
Net profit attributable to shareholders	47,510	52,543

*** Basis of Presentation of Proforma Group Financial Information**

The audited financial statements of the Group are expressed in United States dollars (US$).

Given the Company's listing on the SGX-ST, for the convenience of certain readers, the above financial information for the years 2004 and 2003 are presented in Singapore dollars (S$) obtained by measurement of the S$ figures using the exchange rate of S$1.69 and S$1.74, respectively.

Such translation should not be construed as a representation that the US$ amount have been or could be converted into S$ at this or any other rates. In addition, the above financial information does not form part of the audited financial statements of the Group.

THIS PAGE IS INTENTIONALLY LEFT BLANK.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Chairman
Mr Tony Chew Leong-Chee
Independent Director

Vice-Chairman
Mr Mario Resca
Non-Executive Director

Joint Managing Directors
Mr Martin P Lorenzo
Executive Director

Mr Thomas F Warner
Executive Director

Directors
Mr Richard W Blossom
Executive Director

Mr Michael Hwang
Independent Director

Mr Godfrey E Scotchbrook
Independent Director

Mr Patrick L Go
Non-Executive Director

Mr Tomas P Lorenzo
Non-Executive Director

Ms Stefanie Yuen Thio
Non-Executive Director

Mr Paolo Fanizza
Non-Executive Director
Appointed on 24 Feb 2005

AUDIT COMMITTEE

Mr Michael Hwang
Chairman and Independent Director

Mr Tony Chew Leong-Chee
Independent Director

Mr Godfrey E Scotchbrook
Independent Director

Mr Tomas P Lorenzo
Non-Executive Director

Mr Mario Resca
Non-Executive Director
(alternate, Mr Thomas F Warner,
Executive Director)

NOMINATING COMMITTEE

Mr Michael Hwang
Chairman and Independent Director

Mr Tony Chew Leong-Chee
Independent Director

Mr Godfrey E Scotchbrook
Independent Director

Mr Martin P Lorenzo
Executive Director
(alternate, Mr Patrick L Go,
Non-Executive Director)

Mr Mario Resca
Non-Executive Director
(alternate, Mr Thomas F Warner,
Executive Director)

REMUNERATION AND SHARE OPTION COMMITTEE

Mr Godfrey E Scotchbrook
Chairman and Independent Director

Mr Michael Hwang
Independent Director

Mr Tony Chew Leong-Chee,
Independent Director

Mr Martin P Lorenzo
Executive Director
(alternate, Mr Patrick L Go,
Non-Executive Director)

Mr Mario Resca
Non-Executive Director
(alternate, Mr Thomas F Warner,
Executive Director)

EXECUTIVE OFFICERS

Mr Martin P Lorenzo
Joint Managing Director, DMPL

Mr Thomas F Warner
Joint Managing Director, DMPL

Mr Richard W Blossom
Managing Director,
DMPL Management Services Pte Ltd

Mr Alejandro T Castillo
President, Del Monte Philippines, Inc (DMPI)

Mr Kenneth C Worsdale
Chief Financial Officer, DMPL and DMPI
Senior Vice-President, DMPI

Mr Marco P Lorenzo
Senior Vice-President, Plantation and Cannery Operations, DMPI

COMPANY SECRETARY

Ms Yvonne Choo
Singapore Secretary

Torman Limited
BVI Secretary

ASSISTANT COMPANY SECRETARY

Mr Wong Chin Yuan Christian

INVESTOR RELATIONS AND MAILING ADDRESS

c/o DMPL Management Services Pte Ltd
78 Shenton Way #26-01 Singapore 079120
Tel: +65 6324 6822
Fax: +65 6221 9477
Email: invest@delmontepacific.com
Website: www.delmontepacific.com

REGISTERED OFFICE

Craigmuir Chambers
Road Town, Tortola
British Virgin Islands
Tel : +284 494 2233
Fax : +284 494 3547

BVI REGISTRAR AND SHARE TRANSFER OFFICE

HWR Services Limited
Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

SINGAPORE SHARE TRANSFER AGENT

Lim Associates (Pte) Ltd
10 Collyer Quay #19-08 Ocean Building
Singapore 049315

INDEPENDENT AUDITORS

Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01 Ocean Building
Singapore 049315

Audit Partner: Mr Steven Phan Swee Kim
(appointed on 29 November 2002)

PRINCIPAL BANKERS

Australia and New Zealand Banking Group Limited

Calyon Corporate and Investment Bank

ABN AMRO Bank, Inc

AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAMME

ADR symbol PDMXY tradable in the over-the-counter (OTC) market in New York with The Bank of New York as the Depositary Bank

LISTING & TRADING SYMBOLS

Listed on 2 August 1999 on the Singapore Exchange

Bloomberg: DELM SP

Reuters: DMPL.SI

TRADEMARKS

Del Monte, **Del Monte Quality** and **Shield in Colour** are principal registered trademarks of the Group in the Philippines and Indian Sub-continent territories. The Group's other trademarks include **Today's**, **Fiesta**, **202**, **Great Lakes** and **Ming Lang**.

design & production by Lancer

Del Monte Pacific Limited
c/o 78 Shenton Way #26-01 Singapore 079120
Tel: +65 6324 6822 Fax: +65 6221 9477 Email: invest@delmontepacific.com
Website: www.delmontepacific.com